FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 23, 2025

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

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ÍNDICE

MESSAGE FROM THE MANAGEMENT 3

GUIDELINES FOR PARTICIPATION IN THE MEETING 5

MANAGEMENT PROPOSAL 12

SUPPLEMENTARY DOCUMENTS 19

EXHIBIT I – MANAGEMENT'S COMMENTS ON THE COMPANY'S FINANCIAL SITUATION, PURSUANT TO ITEM 2 OF THE REFERENCE FORM 20

EXHIBIT II – PROPOSAL ON THE ALLOCATION OF NET PROFITS FOR THE FISCAL YEAR ENDED ON JUNE 30, 2025 AND THE DECLARATION OF DIVIDENDS 41

EXHIBIT III – Information on the candidates to the positions (effective and alternate) of the Board of Directors and the Fiscal Council of the Company 45

EXHIBIT IV – INFORMATION ON THE COMPENSATION OF THE COMPANY'S MANAGERS 60

EXHIBIT V – COMPARISON OF THE BYLAWS WITH THE PROPOSED CHANGES 84

EXHIBIT VI— AMENDED AND RESTATED BYLAWS WITH CHANGES HIGHLIGHTED 85

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M ESSAGE FROM THE M ANAGEMENT Dear Shareholders, Considering the Notice of Meeting published on this date (“ Notice of Meeting ”) to convene the shareholders to attend the Annual and Extraordinary General Meeting (“ Meeting ” or “ AGM - EGM ”) of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“ Company ” or “ BrasilAgro ”), to be held at 12 : 00 p . m . on October 22 , 2025 , in an exclusively digital format, we would like to emphasize that your participation in the AGM - EGM is of utmost importance so that we can discuss and deliberate on the following agenda : 1. At the Annual General Meeting: 1. To take the management's accounts, examine, discuss, and vote on the Management's Annual Report and the Financial Statements, accompanied by the Independent Auditors' Report and the opinions of the Fiscal Council and the Audit Committee, for the fiscal year ended June 30 , 2025 . 2. To resolve on the proposal for the allocation of net income for the fiscal year ended June 30 , 2025 , and the declaration of dividends . 3. To resolve on determining the number of members to compose the Company’s Board of Directors for the next term of office, pursuant to the Company's Bylaws. 4. To resolve on the election of the effective and alternate members of the Company's Board of Directors. 5. To resolve on determining the number of members to compose the Company's Fiscal Council for the next term of office, pursuant to the Company's Bylaws. 6. To resolve on the election of the effective and alternate members of the Company's Fiscal Council. 7. To resolve on determining the compensation of the members of the Company's Fiscal Council. 8. To resolve on determining the global limit of compensation for the Company's management for the fiscal year beginning on July 1, 2025. 1. At the Extraordinary General Meeting: Página 3 de 112

2.1. To resolve on the proposal to amend Article 6 and Article 44, Paragraph 7, of the Company's Bylaws and its subsequent consolidation. We request that shareholders carefully examine the documents related to the AGM - EGM that we have made available at the Company's headquarters, on the Company's Investor Relations website ( https : //ri . brasil - agro . com/ ), and on the websites of B 3 S . A . - Brasil, Bolsa, Balcão (“ B 3 ”) ( www . b 3 . com . br ) and the Brazilian Securities Commission (“ CVM ”) ( www . gov . br/cvm ) . In case of any questions, please contact the Company's Investor Relations department at phone number + 55 (11) 3035 - 5350 or via email at ri@brasil - agro . com . São Paulo, September 22, 2025. Página 4 de 112 Eduardo Sergio Elsztain Chairman of the Board of Directors André Guillaumon Chief Executive Officer Gustavo Javier Lopez Chief Financial and Investor Relations Officer

G UIDELINES FOR P ARTICIPATION IN THE M EETING The participation of shareholders in the Company's AGM - EGM is of utmost importance. The AGM - EGM will be convened, on the first call, with the presence of shareholders representing at least one - quarter ( 1 / 4 ) of the Company's voting share capital, except for the item on the agenda at the Extraordinary General Meeting, which will require the presence of shareholders holding at least two - thirds ( 2 / 3 ) of the Company's voting share capital . If any of the aforementioned quorums necessary for deliberation on the respective matters are not reached, the AGM - EGM will proceed only concerning the matters for which the quorum was met . A new call will be made, through the publication of a new Notice of Meeting, for the matter(s) whose quorum was not achieved, announcing the new date for holding the general meeting for the said topic(s) on the second call, with at least eight (8) days' notice . In this case, the respective general meeting will be convened with the presence of any number of shareholders . Considering that the AGM - EGM will be held exclusively in digital format, shareholders' participation will occur through : (a) Access to the electronic platform “Ten Meetings” (“ Digital Platform ”), for those who submit the request and necessary documentation for virtual participation within the deadline stipulated in the Notice of Meeting ; or (b) Completion and submission of the distance voting ballot, in accordance with CVM Resolution No . 81 , dated March 29 , 2022 , as amended (“ CVM Resolution 81 ”) . 1. DOCUMENTS Pursuant to Article 6 of CVM Resolution 81 , to participate virtually in the Meeting via the Digital Platform, shareholders or their proxies must register at the electronic address https : //assembleia . ten . com . br/ 745123149 no later than two (2) days before the Meeting, i . e . , by October 20 , 2025 , as provided in Article 6 , †† 1 and 3 of CVM Resolution 81 . The participation request must include : (i) Identification of the shareholder or appointed proxy, including their full names and CPF or CNPJ numbers, as applicable ; (ii) Contact telephone number ; and (iii) Email address of the Meeting participant to which the Company will send access details (e . g . , link, login, and password) . Additionally, the shareholder must submit the documentation duly described and detailed below : 1. For Individuals Página 5 de 112

(a) Shareholder's photo identification document; (b) If represented by a proxy, power of attorney with special powers; and (c) If applicable, proxy's photo identification document. 2. For Legal Entities (a) Current version of the consolidated bylaws or articles of incorporation; (b) Complete chain of corporate documents proving representation powers; (c) Photo identification document of the legal representative(s); (d) If represented by a proxy, power of attorney with special powers; and (e) If applicable, proxy's photo identification document. 3. For Investment Funds (a) Current version of the consolidated fund regulations; (b) Current version of the consolidated bylaws or articles of incorporation of the administrator or manager, as applicable, observing the fund's voting policy; (c) Complete chain of corporate documents proving the representation powers of the fund's administrator or manager, as applicable; (d) Photo identification document of the legal representative(s) of the administrator or manager; (e) If represented by a proxy, power of attorney with special powers; and (f) If applicable, proxy's photo identification document. Furthermore, regarding the documents in item 1 . Documents of this guidance, the Company informs that : (i) It will not require sworn translations of documents that were originally drafted in Portuguese, English, or Spanish, or that are accompanied by translations in these same languages ; (ii) It will accept the presentation of authenticated copies of documents and will waive notarization of signatures, with each shareholder responsible for the veracity and integrity of the documents presented ; and (iii) Regarding powers of attorney granted electronically, such documents must use digital certificates issued by the Brazilian Public Key Infrastructure (ICP - Brasil . Página 6 de 112

2. PARTICIPATION VIA DIGITAL PLATFORM Through the Digital Platform, accredited shareholders will have video and audio access to the virtual room where the AGM - EGM will be held and can discuss and vote on the items on the agenda . More information about the platform's functionalities can be found at : https : //assembleia . ten . com . br/ 745123149 . The Company recommends that shareholders familiarize themselves in advance with the use of the Digital Platform and ensure the compatibility of their electronic devices for its use (via video and audio) . Shareholders wishing to participate in the AGM - EGM must register, attaching all necessary documents for their qualification to participate and/or vote at the Meeting, at the electronic address and within the deadline indicated in item 1 . Documents above . After analyzing the documents and approving the registration, the shareholder will receive an email at the address used during registration, confirming the approval or justified rejection of the registration made on the Digital Platform . If, for any reason, the participant's registration request is denied, they will receive an email detailing the reason for the denial and, if applicable, guidance on how to regularize their registration . Instructions on accessing the Digital Platform will be sent in due course to each shareholder or proxy along with the confirmation of individual registration for access . In the case of a proxy/representative, they must register with their own details at the same electronic address indicated in item 1 . Documents above . After receiving the registration confirmation email, the proxy/representative must send, via the link provided in the email, the identification of each shareholder they will represent and attach the respective documents proving shareholder status and representation, as detailed in item 1 . Documents above . The proxy/representative will receive individual emails regarding the qualification status of each shareholder registered and will provide, if necessary, additional documents as required by the Company . A proxy/representative who represents more than one shareholder can only vote at the Meeting for shareholders whose qualification has been confirmed by the Company . Once registered, the shareholder or proxy will have access to the virtual environment called “Representative Panel”, which is also accessed through the electronic address indicated above using the previously registered login and password . In this environment, they can monitor the approval status of each represented party and update their documentation . Página 7 de 112

If the shareholder or proxy has requested participation and does not receive the Digital Platform access instructions via email by 12 : 00 p . m . on October 21 , 2025 , please contact the Company at (+ 55 11 ) 3035 - 5350 or ri@brasil - agro . com no later than 12 : 00 p . m . on October 22 , 2025 , so that access instructions can be resent (or provided by phone) . Additionally, the Company requests that shareholders, on the day of the AGM - EGM, access the Digital Platform at least thirty (30) minutes before the scheduled start time to allow for validation of access for all accredited shareholders/participants . Shareholders who do not complete the registration and/or do not inform about not receiving the access instructions to the Meeting within the specified manner and deadlines will not be able to participate in the Meeting . The Company is not responsible for any operational or connection problems the shareholder may experience, nor for any other issues beyond the Company's control that may hinder or prevent the shareholder's participation in the Meeting electronically . In compliance with Article 28 , † 1 º, II, of CVM Resolution 81 , the Company informs that it will record the AGM - EGM . However, recording or transmitting the Meeting, in whole or in part, by shareholders accessing the Digital Platform to participate and, if applicable, vote is prohibited . Shareholders who participate in the Meeting via the Digital Platform, in accordance with the above instructions, will be considered present at the AGM - EGM and signatories of the respective minutes and attendance book, under the terms of Article 47 , † 1 º, of CVM Resolution 81 . 3. PARTICIPATION VIA REPRESENTATION According to paragraph one of Article 126 of Law No . 6 , 404 , dated December 15 , 1976 (“ Brazilian Corporations Law ”), a shareholder may be represented by a proxy appointed less than one year ago and who is a shareholder, administrator of the Company, lawyer, or financial institution . The administrator of investment funds may represent their co - owners, in accordance with paragraph one of Article 126 of the Brazilian Corporations Law . Legal entity shareholders may be represented according to their bylaws/articles of incorporation . The documents to be presented for shareholders' participation in the AGM - EGM — as per item 1 . Documents of this guidance — are the same required for shareholders' participation via representation under this item 3 , and according to the nature of the representation, whether individual, legal entity, or investment fund . Página 8 de 112

4. PARTICIPATION VIA DISTANCE VOTING The Company will adopt the remote voting system via distance voting ballot for this AGM - EGM, as established in CVM Resolution 81 . To participate in this remote voting modality, the completion and submission of the voting ballot must be carried out up to four (4) days before the AGM - EGM, i . e . , by October 18 , 2025 , through one of the options below : Página 9 de 112 (i) Sending to the custody agent — exclusively for shareholders holding shares deposited in a central ; (ii) Sending to the registrar of the Company's shares (i.e., Itaú Corretora de Valores S.A.) — exclusively for shareholders holding shares deposited with the registrar; (iii) Sending to the central depository – exclusively in the case of shareholders holding shares deposited with a central depository; or (iv) Directly sending to the Company. If there is a discrepancy between any distance voting ballot received directly by the Company and the voting instruction contained in the voting map sent by the registrar or in the voting map sent by the central depository, concerning the same CPF or CNPJ number, the voting instruction contained in the registrar's voting map will prevail, and the ballot received directly by the Company will be disregarded . During the ballot submission period indicated above, the shareholder may change their voting instructions as many times as they deem necessary . Once this period has ended, the shareholder cannot change the voting instruction already sent . If the shareholder believes a change is necessary, they must participate in the AGM - EGM via the Digital Platform (see items 1 . Documents and 2 . Participation via Digital Platform above), express their vote, and request that the voting instructions sent via the ballot be disregarded . 4.1. Exercising the Vote via Service Providers A shareholder who chooses to send their distance voting ballot to one of the service providers must transmit their voting instructions to their respective custody agents, to the registrar of the Company's shares or to the central depository in which the shares are deposited, observing the rules determined by them . Shareholders should contact their custody agents, the registrar or the central depository to verify the procedures established for receiving distance voting ballots, as well as the documents and information required. Under the terms of CVM Resolution 81 , the shareholder must send the completed ballot, following applicable instructions, to their custody agents, to the registrar or to the central depository so that it is received by October 18 , 2025 , unless a different deadline is established by their custody agents . Please note that, as determined by CVM Resolution 81 , B 3 's central depository, upon receiving shareholders' voting instructions through their respective custody agents, will disregard any divergent instructions regarding the same resolution that have been issued by the same CPF or CNPJ number . Additionally, the registrar, also in line with CVM Resolution 81 , will disregard any divergent instructions regarding the same resolution issued by the same CPF or CNPJ number . 2. Sending Ballots Directly to the Company by the Shareholder A shareholder who opts to send their distance voting ballot directly to the Company must (i) access the Digital Platform website and register by submitting the documents described in item 1 . Documents above, as applicable, and (ii) fill in the fields of the electronic voting ballot directly in the Digital Platform, in the “BVD” tab . This procedure must be completed by October 18 , 2025 . Within three (3) days of receiving the distance voting ballot, the Company will confirm, through the Digital Platform, receipt of the distance voting ballot and its acceptance or, if necessary, provide guidelines for the total or partial correction of the distance voting ballot, also alerting the shareholder to any irregularities identified in the documents indicated in the table below . The shareholder must rectify or correct the irregularities identified by October 18 , 2025 , through the Digital Platform . If the above procedures are not carried out through the Digital Platform within the deadlines set forth above, the Company will notify the shareholder that the votes cast through the distance voting ballot will be disregarded . Alternatively to sending the Ballot through the Digital Platform, the shareholders may also send the documents listed below to the attention of the Company's Investor Relations Department, at Avenida Rebouças, No . 2 . 942 , 6 th floor, Pinheiros, CEP 05 . 402 - 500 , São Paulo/SP – Brazil : (a) Physical copy of the duly completed, initialed, and signed voting ballot; and Página 10 de 112

(b) Copy of the documents described in item 1. Documents above, as applicable. If preferred, the shareholder may also send scanned copies of the documents referred to in (a) and (b) above to the email address ri@brasil - agro . com . Within three (3) days of receiving the distance voting ballot, the Company will confirm by email the receipt of the document and its acceptance or, if necessary, provide instructions for the total or partial correction of the ballot, alerting the shareholder to any irregularities found in the documents indicated in the table below, as well as the deadline for correcting such irregularities . It is important to note that corrections must be made in the same manner as the initial submission, whether physical or digital . Any voting ballot sent directly to the Company that is not fully completed as per item (a) above, or that is not accompanied by the supporting documents described in item (b) above, will be disregarded by the Company. The shareholder will be notified accordingly via the email address provided in the respective voting ballot. Página 11 de 112

M ANAGEMENT P ROPOSAL We hereby provide additional information and clarification on the matters that compose the agenda of the Meeting, as follows: 1. At the Annual Shareholders’ Meeting: 1. Management Accounts and Financial Statements BrasilAgro's Management recommends that you approve the management accounts, the Management Report, and the Financial Statements accompanied by the independent auditors' report and the opinions of the Fiscal Council and the Audit Committee for the fiscal year ended June 30 , 2025 . These documents are available for consultation on the Company's Investor Relations website ( https : //ri . brasil - agro . com/ ), and on the websites of B 3 ( www . b 3 . com . br ) and CVM ( www . gov . br/cvm ) . For more information, see Exhibit I – Management's Commentary on the Company's Financial Situation, pursuant to item 2 of the Reference Form . 2. Allocation of Net Income for the Fiscal Year Ended June 30, 2025, and Declaration of Dividends BrasilAgro's Management recommends that you vote in favor of the proposal for the allocation of net income for the fiscal year ended June 30 , 2025 and declaration of dividends, as follows : Página 12 de 112 (BRL) 138.019.098,80 Net income for the fiscal year (6,900,954.94) ( - ) Legal reserve (5% of net income) 131,118,143.86 Adjusted net income (32,779,535.97) ( - ) Mandatory dividends – 25% of adjusted net income (42,220,464.03) ( - ) Proposed additional dividends – 32.20% of adjusted net income (75,000,000.00) Total dividends – 57.20% of adjusted net income 56,118,143.86 Allocation to the Investment and Expansion Reserve LEGAL RESERVE : Pursuant to Article 193 of the Brazilian Corporations Law, 5 % of the net income, amounting to six million, nine hundred thousand, nine hundred and fifty - four Brazilian reais and ninety - four cents (BRL 6 , 900 , 954 . 94 ), will be allocated to the Legal Reserve . DIVIDENDS : Under Article 37 of the Company's Bylaws and Articles 201 and 202 of the Brazilian

Corporations Law, dividends totaling seventy - five million Brazilian reais (BRL 75 , 000 , 000 . 00 ) will be paid to shareholders holding the Company's common shares, based on the net income for the fiscal year ended June 30 , 2025 . This corresponds to BRL 0 . 75289521 per share as of June 30 , 2025 , excluding treasury shares, comprising : (i) thirty - two million, seven hundred and seventy - nine thousand, five hundred and thirty - five Brazilian reais and ninety - seven cents (BRL 32 , 779 , 535 . 97 ) as mandatory dividends ; and (ii) forty - two million, two hundred and twenty thousand, four hundred and sixty - four Brazilian reais and four cents (BRL 42 , 220 , 464 . 04 ) as additional dividends . The payment of dividends shall be made within 60 days from their declaration at the Annual General Meeting . Dividends will be paid to those holding the Company's shares at the end of trading on the date of the AGM - EGM . From the next business day (i . e . , October 23 , 2025 ) onward, the Company's shares will be traded "ex - dividends . " The amounts declared as dividends will not be subject to monetary adjustment or remuneration between the declaration date and the actual payment date . Dividends are also exempt from Income Tax, in accordance with Article 10 of Law No . 9 , 249 / 95 and Article 72 of Law No . 12 , 973 / 14 . INVESTMENT AND EXPANSION RESERVE : The remaining balance of the Adjusted Net Income, pursuant to Article 35 , item c, of the Bylaws, amounting to fifty - six million, one hundred and eighteen thousand, one hundred and forty - three Brazilian reais and eighty - six cents (BRL 56 , 118 , 143 . 86 ), will be allocated to the Investment and Expansion Reserve . This reserve aims to fund investments for the development of the Company's activities, investments in properties, and the acquisition of new properties to expand the Company's activities, as well as investments in infrastructure to increase the Company's production capacity . The Investment and Expansion Reserve may be used as backing for the Company's acquisition of its own shares, in accordance with the terms and conditions of a share buyback program approved by the Board of Directors . We also inform you that the proposed allocation is reflected in the Financial Statements prepared by the Company's management, which have already been disclosed in accordance with current legislation . For more information, see Exhibit II – Exhibit A of CVM Resolution 81 – Proposal on the Allocation of Net Income for the Fiscal Year Ended June 30 , 2025 , and the Declaration of Dividends . 1.3. To resolve on determining the number of members to compose the Company’s Board of Directors for the next term of office, pursuant to the Company's Bylaws BrasilAgro's Management proposes the Board of Directors to be composed of nine (9) effective members . Página 13 de 112

1.4. To resolve on the election of the effective and alternate members of the Company's Board of Directors.

BrasilAgro's Management recommends its shareholders to vote in favor of the (re)election of the following candidates to the Board of Directors:

#	Name	Re(election)	Position
1	Eduardo Sergio Elsztain	Reelection	Effective member
2	Alejandro Gustavo Elsztain	Reelection	Effective member
3	Saul Zang	Reelection	Effective member
4	Alejandro Gustavo Casaretto	Reelection	Effective member
5	Matias Gaivironski	Reelection	Effective member
6	João de Almeida Sampaio Filho	Election	Effective member
7	Isaac Selim Sutton	Reelection	Effective member
8	Eliane Aleixo Lustosa de Andrade	Reelection	Effective member
9	Isabella Saboya de Albuquerque	Reelection	Effective member

In all cases, the directors will be elected for unified terms of office which will end at the Annual General Meeting that will resolve on the financial statements for the fiscal year ending June 30, 2027.

With regard to alternates, Management proposes the (re)election of the candidates listed below under the following conditions:

#	Name	Re(election)	Position
1	Carolina Zang	Reelection	Alternate member in the event of vacancy or absence of the members of the Board of Directors listed in items 1 to 4 (included) above.
2	Miguel Falcón	Reelection	Alternate member in the event of vacancy or absence of the members of the Board of Directors listed in item 5 above.
3	Ricardo de Santos Freitas	Reelection	Alternate member in the event of vacancy or absence of the members of the Board of Directors listed in items 6 and 7 above.
4	Janine Meira Souza Koppe Eiriz	Reelection	Alternate member in the event of vacancy or absence of the members of

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			the Board of Directors listed in items 8 and 9 above.

In all cases, the directors will be elected for unified terms of office which will end at the Annual General Meeting that will resolve on the financial statements for the fiscal year ending June 30, 2027. In the event of a vacancy or absence of a member of the Board of Directors, as shown in the table above, the alternate will occupy the position for the term of office of the respective Board member being replaced.

The Company clarifies that its Board of Directors received from candidates Eliane Aleixo Lustosa de Andrade, Isabella Saboya de Albuquerque, João de Almeida Sampaio Filho, Isaac Selim Sutton, Ricardo de Santos Freitas and Janine Meira Souza Koppe Eiriz a statement that they are independent. The Board of Directors reviewed such statements and agreed with the qualification of these candidates as independent ones for the purposes of the Novo Mercado Regulation and Article 6, paragraphs 1 and 2, of Exhibit K of CVM Resolution No. 80/22, and found that these candidates meet the requirements set forth in the Board of Directors Members Nomination Policy formally approved by the Board of Directors ("Nomination Policy").

The Nomination Policy is available for consultation on the Company's Investor Relations department website (https://ri.brasil-agro.com/), and on the websites of B3 (www.b3.com.br) and CVM (www.gov.br/cvm).

The Company has a Board Member Nomination Policy formally approved by the Board of Directors ("Nomination Policy"). In this regard, management informs that the candidates presented herein meet the requirements set forth in the Nomination Policy.

For further information, see Exhibt III - Information indicated in items 7.3 to 7.6 of the Reference Form, regarding the nominated candidates.

1.5. To resolve on determining the number of members to compose the Company's Fiscal Council for the next term of office, pursuant to the Company's Bylaws.

BrasilAgro's Management proposes that the Fiscal Council be composed of three (3) effective members and an equal number of alternates.

1.6. To resolve on the election of the Effective and Alternate Members of the Company's Fiscal Council

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BrasilAgro's Management recommends that its shareholders vote in favor of the re - election of Messrs .: Ivan Luvisotto Alexandre, Marcos Paulo Passoni, Geraldo Affonso Ferreira Filho for the positions of effective members of the Fiscal Council, and Messrs .: Leonardo de Paiva Rocha, Luis Fernando Oliveira Fernandes da Silva, Ariane Cristina Vilalta for the positions of their respective alternates, for unified terms that will end at the Annual General Meeting deliberating on the financial statements for the fiscal year ending June 30 , 2026 . For more information, see Exhibit III – Information indicated in items 7 . 3 to 7 . 6 of the Reference Form regarding the nominated candidates, pursuant to Article 11 , item I, of CVM Resolution 81 . 7. To resolve on determining the compensation of the members of the Company's Fiscal Council BrasilAgro’s Management recommends that the compensation of the effective members of the Company’s Fiscal Council be three hundred and eighty - six thousand, nine hundred and eighty - seven Brazilian reais (BRL 386 , 987 . 00 ) for the term of office beginning on July 1 , 2025 . For more information, see Exhibit IV – Information on the Compensation of the Company’s Management (item 8 of the Reference Form) . 8. To resolve on determining the global limit of compensation for the Company's management for the fiscal year beginning on July 1, 2025. BrasilAgro's Management recommends the global limit of compensation of the Company's management for the fiscal year beginning July 1 , 2025 to be set at seventeen million, eight hundred and ninety - six thousand, nine hundred and thirty - eight Brazilian reais (BRL 17 , 896 , 938 . 00 ), including benefits of any nature and representation funds, subject further definition by the Board of Directors of the individual amounts to be attributed to each manager ( administrador ), taking into account their responsibilities, the time dedicated to their positions, their expertise and professional reputation, in addition to the value of their services in the market . The management also informs that the proposal for the overall annual compensation of the Company's executives now submitted to the Meeting was recommended by the Company's Compensation Committee to the Board of Directors, based on the study prepared by Korn Ferry for the Company in September 2025 . Página 16 de 112

Subject to the resolution of the Board of Directors distributing the compensation among the corporate bodies, it is estimated that the global amount of : (i) up to eight million, two hundred and eighty - five thousand, nine hundred and five Brazilian reais (BRL 8 , 285 , 905 . 00 ) will be allocated to the Board of Officers ; and (ii) up to nine million, six hundred and eleven thousand, thirty - three Brazilian reais (BRL 9 , 611 , 033 . 00 ) will be allocated to the Board of Directors . The proposed amount for the global limit of compensation was approved by majority vote at the board meeting held on September 16 , 2025 , with dissenting votes recorded, as per the minutes available on the Company's investor relations website and on the CVM website . It was also clarified that the difference between the amount approved for the 24 / 25 fiscal year and the amount in this proposal substantially reflects monetary adjustment for inflation, being considered the same management compensation structure . For more information, see Exhibit IV – Information on the Compensation of the Company’s Management (item 8 of the Reference Form), due to the proposal regarding determining the compensation for the Company’s management . 2. AT THE EXTRAORDINARY GENERAL MEETING: 1. To resolve on the proposal to amend Article 6 and Article 44, Paragraph 7, of the Company's Bylaws and its subsequent consolidation. BrasilAgro's Management recommends to its shareholders the amendment of the following provisions of its Bylaws : (i) Article 6, to include an express provision clarifying that the Company's shares are book - entry shares; and (ii) Article 44, Paragraph 7, to adjust cross - reference, without material changes. For more information, see Exhibit V – Comparison of the Bylaws with the proposed changes highlighted, detailing the origin and justification of the changes, as required by Article 12 , II, of CVM Resolution 81 . BrasilAgro's Management also recommends to its shareholders the consolidation of the Company's Bylaws to reflect the proposed amendments above . Página 17 de 112

The consolidated version of the Bylaws is included in Exhibit VI to this document – Consolidated Bylaws with Highlighted Amendments, as required by Article 12, I, of CVM Resolution 81. Página 18 de 112

S UPPLEMENTARY D OCUMENTS Exhibit I – Management's Commentary on the Company's Financial Situation, pursuant to item 2 of the Reference Form . Exhibit II – Exhibit A of CVM Resolution 81 – Proposal on the Allocation of Net Income for the Fiscal Year Ended June 30 , 2025 , and the Declaration of Dividends . Exhibit III – Information indicated in items 7 . 3 to 7 . 6 of the Reference Form about the candidates for the positions (effective and alternate) of the Company's Fiscal Council, pursuant to item I, Article 11 , of CVM Resolution 81 . Exhibit IV – Information on the compensation of the Company's management (item 8 of the Reference Form) . Exhibit V – Comparison of the Bylaws with the proposed changes highlighted, and the detailing of the origin and justification of the changes, as required by Article 12 , II, of CVM Resolution 81 . Exhibit VI – Consolidated Bylaws of the Company with Highlighted Amendments, as required by Article 12 , I, of CVM Resolution 81 . Additionally, we provide on the Company's website ( www . brasil - agro . com ), B 3 S . A . – Brasil, Bolsa, Balcão ( www . b 3 . com . br ), and CVM ( www . gov . br/cvm ) the complete Financial Statements and the Standardized Financial Statements Form, containing :  Management Report  Financial Statements  Independent Auditors' Report  Fiscal Council's Opinion Página 19 de 112 *.*.*

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EXHIBIT I – MANAGEMENT'S COMMENTS ON THE COMPANY'S FINANCIAL SITUATION, PURSUANT TO ITEM 2 OF THE REFERENCE FORM

2.1 – General conditions: the Directors must comment on:

The evaluations and opinions contained herein reflect the vision and perception of our Officers about our activities, business and performance. The amounts contained in items 2.1 to 2.9 were extracted from our Consolidated Financial Statements for the fiscal years ended June 30, 2024 and 2025, prepared under the responsibility of the Company's management, in accordance with the International *Financial Reporting Standards* (IFRS), issued by the *International Accounting Standards Board* (or IASB) and with the accounting practices adopted in Brazil, including the accounting practices provided for in Brazilian corporate law and the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (or CPC) and approved by the Brazilian Securities Commission (CVM).

The terms "AH" and "AV" in the columns of certain tables below mean "Horizontal Analysis" and "Vertical Analysis", respectively.

(a) General financial and asset conditions

Balance Sheet (R$ thousand)	06/30/2025	06/30/2024	AH 2024/2023 (%)
Current Assets	1,177,848	1,084,486	9%
Non-current assets	2,659,154	2,505,592	6%
Current liabilities	658,255	527,319	25%
Non-current liabilities	1,001,019	898,084	11%
Equity	2,177,728	2,179,679	0%

The Company maintained its Net Equity in line with that disclosed last year. This reflects our commitment to deliver value to our investors. Below are the main comments of the Board of Officers regarding the items they consider most relevant in the Balance Sheet:

<u>Cash and Cash Equivalents</u>

The Company ended the fiscal year ended June 30, 2025 with a cash position of BRL 142.9 million, a decrease of -16% compared to June 30, 2024. The reduction in cash is mainly due to debt amortization, dividend payments and investments made in the period.

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Investment Properties The Company's business strategy has as its fundamental pillar the acquisition, development and commercialization of rural properties with agricultural aptitude . The Company acquires rural properties that it believes have significant potential to generate value through the transformation of assets and the development of profitable agricultural activities . From the acquisition of our rural properties, we seek to implement higher value - added crops and transform these rural properties with investments in infrastructure and technology . According to our strategy, when we judge that the value of rural properties delivers the expected return, we will sell such rural properties to realize capital gains . The rural properties purchased by the Company are shown at acquisition cost, which does not exceed their net realization value, and are being presented in the "Non - current assets" . Investment properties are evaluated at their historical cost, plus investment in buildings, improvements, and opening of areas, minus accumulated depreciation according to the same criteria described for fixed assets . On June 30 , 2025 , we recorded BRL 45 . 0 million in works in progress, which refer to the opening of areas not yet completed and other investments in the Company's farms . Capex – Fixed Assets As of June 30 , 2025 , the Company's Fixed Assets were BRL 232 . 7 million, compared to BRL 202 . 1 million on June 30 , 2024 , demonstrating the consistent investment in the Company to enhance its portfolio . Depreciation - Area Opening On June 30 , 2025 , we recorded depreciation of the opening of areas of BRL 29 . 2 million, while on June 30 , 2024 , we recorded BRL 25 . 5 million . The increase between the values is due to the increase in the open area being depreciated . (b) Capital structure Our Officers believe that our capital structure is adequate to meet our needs, since our net equity result was R $ 2 . 2 billion on June 30 , 2025 and R $ 2 . 2 billion on June 30 , 2024 . On June 30 , 2025 , we had a capital structure basically composed of loans and financing with development banks, debentures, incentivized debentures and immediate liquidity financial investments, maintaining a capital structure very similar to that of the fiscal year ended June 30 , 2024 . Página 21 de 112

The table below illustrates the evolution of our capital structure, separating it into two fundamental elements : third - party capital and equity, to demonstrate the main source of capital of our Company . Página 22 de 112 June 30, 2024 June 30, 2025 (in R$ thousands) 1,425,403 1,659,274 Third - party capital (Current Liabilities + LP Callables) 2,179,679 2,177,728 Own capital (Net Equity) 3,605,082 3,837,002 Capital Total 40% 43% Third - party capital / Total capital 60% 57% Own capital / Total Capital (c) Payment capacity in relation to the financial commitments assumed Our Officers believe that we have the capacity to pay our financial commitments in the next 12 months . We are in a comfortable situation in relation to our sources of financing for working capital and investments for expansion, mainly in view of our cash generation capacity, the possibility of new fundraising from third parties and the profile of our financial indebtedness . Our position in cash and cash equivalents and quick liquidity financial investments as of June 30 , 2025 was R $ 142 . 9 million and R $ 170 . 9 million as of June 30 , 2024 . On the same dates, our short and long - term loans and financing corresponded to R $ 885 . 5 million and R $ 681 . 9 million, respectively . (d) Sources of financing for working capital and investments in non - current assets used Our source of working capital is fundamentally from our own cash generation and, eventually, from raising funds from third parties . With regard to the financing of investments in non - current assets, our Directors have applied the best options for the analysis of the feasibility between raising funds from third parties or using equity . The metric used for decision - making involves the correlation between market rates and the return on equity . (e) Sources of financing for working capital and for investments in non - current assets that it intends to use to cover liquidity shortfalls Our Officers believe that our cash generation is sufficient to meet short - term obligations and we intend to maintain our debt profile with a preference for short and long - term financing with development banks and/or government development agencies, which offer more attractive costs than those practiced by the market, as it did, in the fiscal years ended on June 30 , 2025 and 2024 . If necessary, we may carry out other financial operations with the main financial institutions in the market that strengthen our cash position .

brasilagro

(f) Levels of indebtedness and the characteristics of such debts, further describing:

i. Relevant loan and financing agreements

The table below shows the position of our short- and long-term loans and financing in the fiscal years ended June 30, 2025 and 2024.

ii. Other long-term relationships with financial institutions

Loans and Financing (R$ thousand)	Index	Annual Interest Rate and Charges June 30, 2024	June 30, 2025	June 30, 2024
Agricultural costing	Pre + CDI	8% to 15%	197.647	104.211
Agricultural costing (USD)	Pre	3% to 7%	122.883	16450
Agricultural costing (PYG)	Pre	11,00%	12.364	16.458
Investment and Expansion	Pre	3% to 10%	50.283	29.664
Working capital (USD)	Pre	-	-	25.739
Machinery financing	Pre	9% to 12%	4.509	3.060
New Sugarcane Fields	Pre	0,06	14.001	21.291
Debentures	Pre + IPCA	5% to 12%	489.564	472.765
(-) Transaction costs			(5.732)	(7.700)
			885.519	**681.938**
Current			355.841	177.311
Non-current			529.678	504.627

In the fiscal years ended June 30, 2025 and 2024, we had no other long-term relationships with financial institutions, other than those already mentioned above.

iii. Degree of subordination between debts

There is no degree of contractual subordination among our unsecured debts. Debts that are secured with collateral have the preferences and prerogatives provided for by law.

iv. Any restrictions imposed on the issuer, in particular, in relation to indebtedness limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer has been complying with these restrictions

All of the Company's financial contracts have restrictive clauses (*Covenants*) and early maturity clauses that list various obligations to be followed during their term. The clauses are related,

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among others, to default, change of shareholder control, change of corporate purpose, corporate reorganizations, maintenance of minimum guarantees and financial ratio, and the financial ratio that the Company must comply with, within the scope of its debenture issuances, is : ܰ ݁ ݐ ܦ ݁ ܾ ݐ ൊ ܱ ݓ ݊ ݁ ݀ ܮ ܽ ݊ ݀ ܸ ܽ ݈ ݑ ݁ = ݈ ݁ ݏ ݏ ݐ ℎ ܽ ݊ 30.0% ( ݁ ݍ ݑ ݅ ݒ ܽ ݈ ݁ ݊ ݐ ݐ ݋ 0.3 ݐ ݅ ݉ ݁ ݏ ) For the purposes of the provisions of this index, the following definitions shall apply : (a) "Net Debt" means total loans (including short - term and long - term loans, as shown in the consolidated balance sheet), less the amount of Cash and Cash Equivalents; and (b) "Owned Land Value" means the fair appraisal value assigned to the Debtor's Owned Land; (c) "Owned Lands" means the rural properties owned by the Company, as recorded in the registration of the respective property. The index is calculated quarterly based on the company's consolidated financial statements and, in case of non - compliance for two (2) consecutive quarters, such contracts may be expired in advance . Failure by the Company to comply with these metrics, during the term of the debentures, may result in early maturity of the debt . As of June 30 , 2025 , 100 % of the financing contracts were subject to cross - default or cross - acceleration early maturity . On June 30 , 2025 and 2024 , the Company was in compliance with the restrictive clauses described above . (g) Limits of financing contracted and percentages already used In the fiscal years ended June 30 , 2025 and 2024 , once all the events foreseen in the aforementioned financial schedules have occurred, we used 100 % of the resources made available in the loans and financing contracted . Regarding the debentures of the 7 th and 8 th CIBRASEC issues and the 27 th ISEC issue, we have already used 100 % of the financed capital . On November 16 , 2023 , the company carried out the 3 rd issuance of incentivized debentures under Law 12 . 431 for the implementation of an irrigation project in Bahia . Around 52 % of the amount issued has already been used . (h) Significant changes in items in the income statement and cash flow statement DESCRIPTION OF THE MAIN LINES OF THE INCOME STATEMENT The summary of our financial statements for the fiscal years ended June 30 , 2025 and 2024 was Página 24 de 112 extracted from our financial statements that were prepared under the responsibility of our management, in accordance with the accounting practices adopted in Brazil.

This financial information adequately reflects the results of our operations and our equity and financial situation in the respective periods and that it has been audited by independent auditors, in accordance with the auditing standards applicable in Brazil.

Consolidated Income Statement – comparison of the years ended June 30, 2025 and 2024

Income Statement (BRL thousands)	2025	AV 2025 (%)	2024	AV 2024 (%)	AH 2025/2024 (%)
Net Sales Revenue	**877,443**	**100.0%**	**771,126**	**100.0%**	**13.8%**
Gain from Farm Sale	180,086	20.5%	248,375	32.2%	-27.5%
Mov. fair value of bio assets. and agricultural products	122,671	14.0%	40,499	5.3%	n.a.
Const. Prov. – net amounts received from agricultural products	(8,069)	-0.9%	(1,091)	-0.1%	639.6%
Cost of Sale	(833,910)	-95.0%	(747,019)	-96.9%	11.6%
Gross profit (loss)	**338,221**	**38.5%**	**311,890**	**40.4%**	**8.4%**
Selling Expenses	(59,512)	-6.8%	(55,064)	-7.1%	8.1%
General and Administrative Expenses	(67,488)	-7.7%	(65,534)	-8.5%	3.0%
Other Operating Income/Expenses	(4,753)	-0.5%	(5,427)	-0.7%	-12.4%
Equity Equivalence	(1,424)	-0.2%	(58)	0.0%	n.a.
Financial Revenues	337,510	38.5%	312,916	40.6%	7.9%
Financial Expenses	(417,906)	-47.6%	(307,208)	-39.8%	36.0%
Income before Income Tax and Social Contribution	**124,648**	**14.2%**	**191,515**	**24.8%**	**-34.9%**
Income Tax and Social Contribution	13,371	1.5%	35,352	4.6%	-62.2%
Net Income (loss) for the year	**138,019**	**15.7%**	**226,867**	**29.4%**	**-39.2%**

In the following comments, the percentage variations were computed based on the balances expressed in millions of reais.

Net Sales Revenue

Net sales revenue increased 14%, from BRL 771.1 million in the year ended June 30, 2024 to BRL 877.4 million in the year ended June 30, 2025. This increase is mainly a reflection of the 16% increase in the number of tons of soybeans sold, added to the increase in the price of sugarcane ATR (considering the Company's mix), which went from BRL 0.98 in 2024 to BRL 1.26 in 2025.

Gain from Farm Sale

In the fiscal year ended June 30, 2025, the gain from the sale of the farm reached BRL 180.1 million,

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due: (i) conclusion of the second stage of the sale of the Alto Taquari Farm, in the amount of BRL 104.1 million, held in 2021; (ii) BRL 10.0 million related to the conclusion of the sale of Fazenda Rio do Meio, carried out in 2022; and (iii) sale of the Preference Farm in the amount of BRL 65.9 million. Fair value movement of biological assets and agricultural products The movement in the fair value of biological assets and agricultural products went from a gain of R $ 40 . 5 million in the year ended June 30 , 2024 to a gain of BRL 122 . 7 million in the year ended June 30 , 2025 . The gain or loss in the change in the fair value of biological assets is determined primarily by the difference between the fair value and the costs incurred from planting and crop treatments of the biological assets up to the time of valuation, as well as the write - offs from harvesting agricultural products . Harvested agricultural products are measured at fair value at the point of harvest and consider the market price for the corresponding market of each farm . The gain or loss in the change in the fair value of agricultural products is determined by the difference between the harvested quantity at market value (net of trade expenses and taxes) and the costs of production incurred (direct and indirect costs, lease and depreciation) . Net provision for the recoverable amount from agricultural products The net provision for the recoverable amount from agricultural products changed from a loss of BRL 1 . 1 million in the year ended June 30 , 2024 to a loss of BRL 8 . 1 million in the year ended June 30 , 2025 . Such variations result from the difference in the price of grain inventory from the time of harvest to the end of the respective accounting period . Cost of Sales In the fiscal year ended June 30 , 2025 , the cost of goods sold increased by 12 % compared to the fiscal year ended June 30 , 2024 . This growth was mainly driven by the 16 % increase in the volume of soybeans sold and the 12 % increase in the costs of cotton lint, due to the increase in prices, used in the fair value markup and a slight increase in the unit cost . In addition, sugarcane costs also rose, especially in Brotas - SP, the latter being impacted by higher operating costs in Brotas - SP, offset by higher selling prices . Gross profit For the reasons mentioned above, in the year ended June 30 , 2025 , our gross profit was BRL 338 . 2 million when compared to BRL 311 , 9 million in the year ended June 30 , 2024 . This advance was mainly driven by the increase in margins on agricultural products . Página 26 de 112

Selling expenses Selling expenses increased 8% , from BRL 55 . 1 million in the year ended June 30 , 2024 to BRL 59 . 5 million in the year ended June 30 , 2025 . This growth can be explained by higher freight expenses, due to the increase in tons of soybeans sold, changes in the commercial strategy with direct sales to the port, the increase in freight prices by BRL 200 /ton and the use of third - party warehouses . General and administrative expenses General and administrative expenses increased by 3% compared to the year ended June 30, 2024. Página 27 de 112 AH 2025/20 24 (%) AV 2024 (%) 2024 AV 2025 (%) 2025 (BRL thousand) 3.0% - 6,1% (65,534) 6.0% (67,488) General and Administrative Expenses 84.4% - 0,1% (1,470) 0.2% (2,710) Depreciation and Amortization 1.3% - 3,9% (42,026) 3.8% (42,582) Personnel Expenses - 21.1% - 0,9% (9,779) 0.7% (7,720) Expenses with Provision of Services 11.0% - 0,1% (637) 0.1% (707) Leases and Rentals in General 18.5% - 1,1% (11,622) 1.2% (13,770) Other Expenses In 2025, the increase in general and administrative expenses of 3% compared to the previous year is a reflection of: (i) the increase in depreciation and amortization expenses, resulting from the renovations carried out in the office, the recognition of the right to use assets according to IFRS 16 and the implementation of new systems ; (ii) the increase in personnel expenses, mainly explained by the payment of a 4.65% severance pay, adjustment in benefits and severance pay; (iii) the increase in the software line, due to the implementation of new management systems and the reinforcement of the infrastructure of servers and equipment. (iv) partially offset by the reduction in expenses with the provision of legal services and by the absence of the biennial fair value assessment of the farms, carried out in fiscal year 22 / 23 . Other Net Operating Income (Expenses) The variation of BRL 674 thousand in other operating revenues/expenses mainly impacted : by expenses with new business, which include expenses with the acquisition of the Novo Horizonte Farm, indemnity for the lessee as a result of the sale of the Chaparral Farm and expenses with prospecting . This increase was partially offset by the recognition of gains related to lawsuits with a decision favorable to the Company . Financial Income and Expenses The consolidated financial result corresponds to the composition of the following elements : (i) interest on financing, (ii) monetary variation on the amount payable for the purchase of a farm, (iii) exchange variation on an offshore account, loans and inputs, (iv) present value of receivables from the sale of a farm fixed in bags of soybeans, and from sugarcane leases, (v) result of hedging operations and (vi) bank expenses and charges and income from financial investments of cash and cash equivalents . The increase in the interest line is a reflection of the growth in the average debt balance, which went from BRL 662 . 1 million to BRL 790 . 2 million . This increase is directly related to the increase in the working capital line, in line with the Company's strategy of carrying soybean inventory for the second half of the year, capturing better prices The variation in the fair value line between the years reflected adjustments in receivables and lease agreements . In 2024 , the result was favored by the devaluation of the real against the dollar . In 2025 , the positive impact came from the appreciation of the soybean premium in Brazil, despite the drop in the price of soybeans on the CBOT . Lease contracts had negative adjustments, due to contractual revisions, operational adjustments and updating of indicators . In 2025 , the positive result of BRL 20 . 9 million in derivatives operations was driven by gains in grain hedging strategies, with BRL 47 . 3 million, and cotton, with BRL 4 . 8 million . These gains were partially offset by losses on debt swap operations, of BRL 21 . 0 million, and ethanol hedging, of BRL 12 . , 0 million . In 2024 , the results with grains were neutral, while cotton recorded a loss of BRL 5 . 1 million and swaps, of BRL 17 . 3 million . The result of derivative operations mainly reflects the result of commodity and dollar hedging operations, in order to reduce the volatility of the company's exposure, given that revenues, inventory, biological assets and receivables from farm sales are positively or negatively correlated with commodity prices and the dollar . It is worth remembering that the result of derivative operations mainly reflects the result of commodity and dollar hedging operations, in order to reduce the volatility of the company's exposure, given that revenues, inventory, biological assets and receivables from farm sales are positively or negatively correlated with commodity prices and the dollar . Income tax and social contribution We calculated an income tax and social contribution of BRL 13 . 4 million in the fiscal year ended June 30 , 2025 , compared to an income tax of BRL 35 . 3 million in the fiscal year ended June 30 , Página 28 de 112

2024. Net Income (loss) for the year The result for the period decreased by 39% , reaching BRL 138 . 0 million in net income in the fiscal year ended June 30 , 2025 when compared to BRL 226 . 9 million in the fiscal year ended June 30 , 2024 . This result reflects, in part, the adverse climatic advents that affected grain and cotton productivity in some regions, such as the excess of rainfall in Mato Grosso for soybeans and the prolonged drought in Bahia for cotton and beans . On the other hand, we had strong results in real estate activities, The Company made land sales, including the Preference Farm, which had 12 , 413 useful hectares . The total nominal value of farm sales in 2025 was BRL 343 . 1 million, which represented a gain of BRL 180 . 1 million from the sale of farms, positively impacting the Company's consolidated result . CASH FLOW STATEMENTS Our cash flow generation from operating activities may vary from period to period depending on fluctuations in our sales and service revenue, cost of goods sold, and operating income (expenses) and may vary within such periods due to seasonality . Operating activities mainly refer to the revenue generated from the sale of grains and sugarcane . Investment activities mainly refer to the acquisition of agricultural properties, development of land for cultivation, purchase of machinery, renovation, construction and improvements on agricultural properties and sale of farms . Financing activities mainly refer to loans and lines of credit, mainly from development banks, for the development of new projects and purchases of machinery and equipment . The following table presents our cash flow for the periods indicated . The following table presents our cash flow for the periods indicated. Página 29 de 112 2025 x 2024 Fiscal year ended June 30 AH (%) 2024 2025 CONSOLIDATED CASH FLOWS (BRL thousand) - 17% 102,394 85,343 Net cash flow generated from operating activities 40% (27,846) (38,911) Cash flow applied to investment activities - 77% (265,799)) (60,697) Net cash flow generated by financing activities

Net change in cash and cash equivalents Página 30 de 112 (28,073) (214,223) - 87% FISCAL YEAR ENDED JUNE 30 , 2025 COMPARED TO FISCAL YEAR ENDED JUNE 30 , 2024 Net cash flow generated from operating activities : Net cash generated by operating activities was BRL 85 . 3 million for the year ended June 30 , 2025 , compared to BRL 102 . 4 million for the year ended June 30 , 2024 . The main factors of this reduction were : (i) the Company's strategy of maintaining soybean inventory to capture better prices in the 2 nd half of the year, consuming BRL 137 . 3 million ; (ii) a higher negative adjustment related to the fair value of biological assets and unrealized agricultural products, which was BRL 122 . 7 million in 2025 , compared to BRL 40 . 5 million in 2024 ; and (iii) lower positive effect of derivatives, a drop of more than BRL 146 million in unrealized results, which went from BRL 82 . 6 million to negative BRL 63 . 7 million . Net cash flow generated by investing activities : Net cash applied was BRL 38 . 9 million in 2025 , which represents a higher cash utilization compared to the investment of BRL 27 . 9 million in 2024 , mainly due to the increase in investments in sugarcane crops, evidenced under the heading "Additions to fixed assets and intangibles" Net cash flow generated by financing activities : Net cash invested in financing activities was BRL 60 . 7 million in 2025 , representing a 77 % reduction in cash utilization compared to the BRL 265 . 8 million invested in 2024 , explained by lower debt amortization ( - BRL 284 . 4 million in 2025 and - BRL 350 . 9 million in 2024 ) and lower dividends paid ( - BRL 155 . 9 million in 2025 and - BRL 319 . 0 million in 2024 ) 2.2 – Results: the Directors must comment: (a) the results of the issuer's operations, in particular: (i) Description of any important components of the recipe In the year ended June 30 , 2025 , we achieved Net Revenue of BRL 1 , 118 . 7 million, a result that reflects the sale of land in the amount of BRL 241 . 3 million and the sale of agricultural products (soybeans, corn, cotton, sugarcane, cattle and others) in the amount of BRL 877 . 4 million . The search for the appreciation of our properties is the main element of our strategy . We acquired rural properties that we believe have significant potential for generating value and the transformation of the land is the main vector for the appreciation of these properties . Since the beginning of operations in 2006 , we have invested more than BRL 1 . 8 billion in the acquisition and development of the portfolio and made sales totaling BRL 2 . 8 billion . Our sales and service revenue is originated by (i) the sale of rural properties ; (ii) commercialization of sugarcane production; (iii) commercialization of grain and fiber production, such as soybeans, corn, beans, cotton and others; (iv) commercialization of cattle; (v) as well as by the lease of land. The following table shows the composition of our net revenue in the fiscal years ended June 30, 2025 and 2024:

Income Statement (BRL thousands)	2025	AV 2025 (%)	2024	AV 2024 (%)	AH 2025/2024 (%)
Farm Sale Revenue	241,299	20%	294,525	22%	-18%
Grain Recipes	442,530	36%	420,072	30%	5%
Cotton Recipes	90,583	7%	79,800	2%	14%
Sugarcane Recipes	325,265	26%	239,313	12%	36%
Livestock Revenue	26,457	2%	31,362	1%	-16%
Rental Revenues	11,868	1%	17,833	1%	-33%
Other Recipes	5,026	0%	7,400	0%	-32%
Sales Deductions	(24,286)	-2%	(24,654)	-1%	-1%
Net Sales Revenue	**1,118,742**	**91%**	**1,065,651**	**68%**	**5%**
Fair value movement of biological assets	122,671	10%	40,499	4%	n.a
Reversal (loss) of recoverable value of agricultural products after harvest	(8,069)	-1%	(1,091)	-2%	n.a
Net Revenue	**1,233,344**	**100%**	**1,105,059**	**70%**	**12%**

(ii) Factors that materially affect operating results

Key Operational Metrics

	Crop	
Activity (hectares)	**24/25**	**23/24**
Total transformed area	3.260	9.700
Total cultivated area	173.067	171.320

The 24/25 harvest was challenging, reflecting a number of adverse factors that impacted our performance compared to the previous year.

From an operational point of view, we faced another challenging year, marked by adverse weather conditions and complexities in the management of crops. As a result, the production of grains and cotton was 9% below the initial estimates, as a result of three main factors: (i) reduction in the planted area; (ii) relevant climate impacts during the production cycle; and (iii) difficulties in agricultural management during crop development. On the other hand, the diversification strategy, with better margins in sugarcane and gains in livestock, added to the positive performance of the commercial strategy and hedging operations, were essential to mitigate part of these effects and preserve margins in key crops.

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In the real estate segment, we concluded the full sale of Fazenda Preferencia, in Bahia, for BRL 141 . 4 million (nominal value), with an estimated Internal Rate of Return (IRR) of 9 . 3 % per year . This is an area of limited agricultural suitability, located in a region of low liquidity, whose development required more time than the average of the Company's other properties, making the transaction a relevant milestone in our trajectory . Throughout 2025 , we totaled BRL 241 . 3 million in land sales, including the second stage of the Alto Taquari Farm and the completion of the Rio do Meio Farm, carried out in 2021 and 2022 , respectively . As a result, accumulated sales in the last five years reached approximately BRL 1 . 9 billion (annual average of BRL 380 . 4 million), proving the consistency of our strategy for the acquisition, development and commercialization of rural properties . Also from a real estate perspective, our portfolio reached a market value of BRL 3 . 5 billion, according to an independent evaluation, which represents a CAGR of 18 % in the last 5 years . Even in the face of challenges, we have proven our ability to generate value through well - defined strategies and disciplined execution, especially in the real estate sector . We remain determined to grow with excellence, strengthening our leadership position in the agricultural sector, while turning challenges into opportunities for success and sustainable growth in the long term . (b) Material changes in revenues attributable to the introduction of new products and services, changes in volumes and changes in prices, exchange rates and inflation Our main products produced are exposed to variations in commodity prices, exchange rates, and other indexes linked to our debts . Part of the volume of receipts is linked to the dollar exchange rate and, consequently, our revenues are impacted by exchange rate variation . The production of some agricultural commodities such as soybeans, corn, among others, can be priced in reais or in dollars per unit of weight . Exposure to the Dollar only occurs when the agricultural commodity has its price fixed in US currency per unit of weight . In this case, it is necessary to monitor the exchange rate exposure . To reduce these impacts on cash flow, we have established limits for foreign exchange exposure, which cannot exceed 5% (both long and short) of the expected revenue for those commodities that are typically traded in dollars . For the 24 / 25 harvest, in view of the expectation of maintaining high volatility in the current exchange rate (USD/BRL) and the extraordinary prices of grains in the domestic market, the Board of Directors maintained the exception to the Risk and Hedge Policy, a proposal by the Company's Risk Committee to maintain the increase in the limit of mismatch of derivatives positions (hedges) between foreign exchange and soybeans in the futures market by up to 20% (twenty percent) until resolution to the contrary of the Board of Directors . Also due to the current extraordinary Página 32 de 112 grain prices in the domestic market, the Risk Committee's proposal to provide in the Company's Risk and Hedge Policy for the possibility of future sales of up to fifty percent ( 50% ) of the expected agricultural production more than 12 months in advance of the date of planting of the respective crop was maintained . based on the exchange relationship between input and product . Inflation, on the other hand, does not directly impact the variation of our revenues, as our products are agricultural commodities traded internationally, with quotations traded on the stock exchange, whose prices obey the national and global supply and demand situation . (c) Material impacts of inflation, price variation of the main inputs and products, exchange rate and interest rate on the issuer's operating income and financial result Some of the inputs necessary for agricultural production such as chemical pesticides, fertilizers, among others, may have their prices linked to the Dollar . In these cases, the exchange exposure is generated between the date of definition of the price of the input (when made in Dollars) and the date of its payment . To reduce these impacts on cash flow, we have established limits for foreign exchange exposure, which cannot exceed 5% (both long and short) of the expected revenue for those commodities that are typically traded in U . S . dollars . For the 24 / 25 harvest, in view of the expectation of maintaining high volatility in the current exchange rate (USD/BRL) and the extraordinary prices of grains in the domestic market, the Board of Directors maintained the exception to the Risk and Hedge Policy, a proposal by the Company's Risk Committee to maintain the increase in the limit of mismatch of derivatives positions (hedges) between foreign exchange and soybeans in the futures market by up to 20% (twenty percent) until resolution to the contrary of the Board of Directors . Also due to the current extraordinary grain prices in the domestic market, the Risk Committee's proposal to provide in the Company's Risk and Hedge Policy for the possibility of future sales of up to fifty percent ( 50% ) of the expected agricultural production more than 12 months in advance of the date of planting of the respective crop was maintained . based on the exchange relationship between input and product . Costs, such as labor and general costs, are influenced by inflation rates and may cause an increase in personnel costs and expenses, directly impacting our financial results . 2.3 – Accounting practices: the Directors must comment: (a) Changes in accounting practices that have resulted in significant effects on the information set out in fields 2.1 and 2.2. There were no practical accounting changes in the Company for the year ended June 30 , 2025 , which caused significant impacts on the result . Página 33 de 112

(b) Modified opinions and emphases in the auditor's report Auditors' reports for the fiscal year ended June 30, 2025. The opinions on the financial statements for the fiscal years ended June 30, 2025 and 2024 did not present any reservation or emphasis. 2 . 4 – Material Effects : The Officers shall comment on the material effects that the following events have caused or are expected to cause in the issuer's financial statements and results : (a) Introduction or divestiture of operating segment There was no introduction or sale of an operating segment that caused material effects on our financial statements during the last three fiscal years. (b) Incorporation, acquisition or sale of equity interest There was no incorporation, acquisition or sale of equity interest in the last fiscal year. (c) Unusual events or operations There were no unusual events or operations with material, occurred and expected effects, significant changes in accounting practices in the last fiscal year. 2 . 5 – Non - accounting measurements : if the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non - accounting measurements, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBITR (earnings before interest and income tax), the issuer must : (a) Inform the value of non - accounting measurements The Company disclosed the following non - accounting measurements in the last two fiscal years: EBITDA EBITDA is presented in accordance with accounting standards – EBITDA and Adjusted EBITDA are presented from Net Income, before interest, taxes, depreciation and amortization. Página 34 de 112 2025 X 2024 In the fiscal year ended on June 30, (BRL thousand) Variation 2024 2025 - 4% 279.817 267.321 EBITDA Adjusted EBITDA Adjusted EBITDA was calculated excluding gains from biological assets in formation (sugarcane and grains) and adjusted for the result of realized derivatives of the harvest and depreciation expenses including : depreciation of fixed assets of farms and administrative facilities, depreciation of developed areas and depreciation of permanent crop . Página 35 de 112 2025 X 2024 In the fiscal year ended in June 30, (BRL thousand) Variation 2024 2025 n.a 31.442 87.235 Adjusted EBITDA (b) Reconciliation between the amounts disclosed and the amounts of the audited financial statements EBITDA 2025 vs. 2024 Variation 2024 2025 EBITDA ( R$ thousand ) - 39% 226,867 138,019 Net Profit/Loss n.a (5,708) 80,396 Interest - 62% (35,352) (13,371) Taxes - 7% 80,175 74,953 Depreciation and amortization n.a 58 1,424 Equity equivalence n.a 1,859 - Other Operating Income/Expenses n.a (39,408) (114,602) Fair value movement of biological assets and agricultural products n.a 17,041 112,815 Realiz. Fair Value - Biological Assets n.a 34,285 (12,312) Derivatives Income - 4% 279,817 267,321 Adjusted EBITDA Adjusted EBITDA 2025 vs. 2024 Variation 2024 2025 Adjusted EBITDA (R$ thousands) 96% (21.508) (42.066) Net Profit/Loss n.a (5.708) 80.396 Interest - 62% (35.352) (13.371) Taxes - 7% 80.175 74.953 Depreciation and amortization n.a 58 1.424 Equity equivalence n.a 1.859 - Other Operating Income/Expenses n.a (39.408) (114.602) Fair value movement of biological assets and agricultural products n.a 17.041 112.815 Realiz. Fair Value - Biological Assets n.a 34.285 (12.312) Derivatives Income n.a 31.442 87.235 Adjusted EBITDA (c) Explain why you believe that such measurement is more appropriate for the correct understanding of your financial condition and the result of your operations

Our management believes that EBITDA and Adjusted EBITDA are practical measures to gauge our operating performance and allow a comparison with other companies . However, we emphasize that EBITDA and Adjusted EBITDA are not accounting and financial performance measures according to the Accounting Practices Adopted in Brazil, nor should they be considered in isolation, either as an alternative to net income, as a measure of operating performance, or as an alternative to operating cash flows as a measure of liquidity . Other companies may calculate EBITDA or Adjusted EBITDA differently than we do . EBITDA and Adjusted EBITDA, however, have limitations that hinder their use as a measure of our profitability, as they do not consider certain costs arising from our business, which could significantly affect our profits, such as financial expenses, taxes, depreciation and amortization . EBITDA and Adjusted EBITDA are used by us as additional measures of the performance of our operations . 2.6 – Subsequent events: identify and comment on any event subsequent to the last financial statements at the end of the fiscal year that materially changes them In August 2025 , Brasilagro signed a long - term agricultural partnership agreement, referring to the new operational unit located in the municipalities of Nova Lacerda - MT and Comodoro - MT, with a total area of 2 , 950 hectares . The contract has a term of 13 crop - years, with an estimated average annual value of 14 bags of soybeans per hectare . Página 36 de 112 2.7 – Allocation of results: the Directors must comment on the destination of social results, indicating: Fiscal year ended on June 30, 2025 Our Bylaws provide that the result of the year, after the adjustments and deductions provided for by law, may be allocated as follows : 5 % for the constitution of the legal reserve, until it reaches 20 % of the capital stock (in the year in which the balance of the legal reserve, plus the amounts of the capital reserve exceeds 30 % of the capital stock, it will not be mandatory to allocate part of the net income for the year to the legal reserve) . (a) Rules on profit retention 6,901.00 (a.i) Profit retention amounts 5.000036% (a.ii) Percentage of total profits declared According to our Bylaws, the amount required for the payment of a mandatory dividend may not be less, in each fiscal year, than twenty - five percent ( 25% ) of the adjusted annual net income, as provided for in Article 202 of the Brazilian Corporation Law . (b) Rules on the distribution of dividends

Fiscal year ended on June 30, 2025 Annual . However, we may prepare half - yearly balance sheets, or in shorter periods, and declare, by resolution of the Board of Directors, the payment of dividends or interest on equity, to the account of the profit calculated in the half - yearly balance sheet, imputed to the amount of the mandatory dividend, if any . (c) Frequency of dividend distributions In addition to the provisions of the Brazilian Corporation Law, pursuant to the deed of issue of the Company's debentures, if the Company is in default with any of its pecuniary obligations established in the deed of issue, the distribution of dividends will culminate in the early maturity of the debts, except for the distribution of mandatory dividends provided for in article 202 of the Brazilian Corporation Law, pursuant to the Company's Bylaws in force on the date of issuance . (d) Restrictions on dividend distributions Not applicable, as the Company does not have a policy for the allocation of results. (e) Whether the issuer has a formally approved policy for the allocation of profits, stating the body responsible for approval, the date of approval and, if the issuer publishes the policy, the location on the internet where the document can be accessed Página 37 de 112 2.8 – Non - disclosed items: The Officers must describe the material items not disclosed in the issuer's financial statements, indicating: (a) assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet ( off - balance sheet items ), such as: (i) written off receivables portfolios on which the entity has not retained or substantially transferred the risks and rewards of ownership of the transferred asset, indicating its liabilities ; (ii) Contracts for the future purchase and sale of products or services; (iii) Unfinished construction contracts; and (iv) Contracts for future financing receipts. All assets and liabilities assumed by the Company and its subsidiaries are recorded in its balance sheet . Therefore, the Executive Officers understand that there are no assets or liabilities held by the Company and its subsidiaries that are not evidenced in the Company's balance sheet for the fiscal year ended June 30 , 2024 . (b) Other items not disclosed in the financial statements

In the fiscal year ended June 30 , 2025 , we had no other items not disclosed in the financial statements . 2.9 – Non - disclosed items: in relation to each of the items not disclosed in the financial statements indicated in item 2.8, the directors must comment: (a) How such items change or may change the revenues, expenses, operating results, financial expenses or other items in the issuer's financial statements Not applicable, given that there are no other relevant items not disclosed in the Company's financial statements for the year ended June 30 , 2025 . (b) Nature and purpose of the transaction Not applicable, given that there are no other relevant items not disclosed in the Company's financial statements for the year ended June 30 , 2025 . (c) Nature and amount of the obligations assumed and the rights generated in favor of the issuer as a result of the transaction Not applicable, given that there are no other relevant items not disclosed in the Company's financial statements for the year ended June 30 , 2025 . 2.10 – Business plan: the directors must indicate and comment on the main elements of the issuer's business plan, specifically exploring the following topics: (a) Investments, including: (i) Quantitative and qualitative description of ongoing and planned investments The Company's business strategy has as its fundamental pillar the acquisition, development and commercialization of rural properties with agricultural aptitude . The Company acquires rural properties that it believes have significant potential to generate value through the maintenance of the asset and the development of profitable agricultural activities . From the acquisition of our rural properties, we seek to implement higher value - added crops and transform these rural properties with investments in infrastructure and technology, in addition to entering into lease agreements with third parties . According to our strategy, when we judge that the rural properties have reached an excellent value, we will sell such rural properties to realize capital gains . Our primary capital expenditure derives from the acquisition and development of agricultural properties . During the year ended June 30 , 2025 , the following were invested : (i) BRL 86 thousand in land Página 38 de 112 acquisition ; (ii) BRL 1 . 6 million in buildings and improvements ; (iii) BRL 787 thousand in opening of area ; and (iv) BRL 65 . 3 million in ongoing works . The Company will continue to invest in the acquisition, development and commercialization of rural properties, and resources from cash generation from our activities and investment and expansion reserves will be used . (ii) Sources of financing for investments The company has several sources of financing for its investments, among the main ones are : Resources from the Constitutional Fund for Financing the Midwest (FCO), Agribusiness Receivables Certificate (CRA), Bank Credit Notes of free resources, Resources from the Constitutional Fund for Financing of the Northeast (FNE) and Incentivized Debentures under the terms of Law 12 , 431 . (iii) Ongoing relevant divestments and planned divestments According to the strategy described in the previous sub - items, all our agricultural properties are available for sale . However, there is no forecast for the respective sales, they occur according to favorable market situations and are communicated as they take place . (b) Provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to materially influence the issuer's production capacity Not applicable, since we do not have plants, equipment, patents or other assets that may materially influence the Company's production capacity . (c) New products and services, indicating : (i) description of ongoing research already disclosed ; (ii) total amounts spent by the issuer on research for the development of new products or services ; (iii) projects under development already disclosed ; and (iv) total amounts spent by the issuer on the development of new products or services Not applicable, given that there are no new products and services being developed by the Company . (d) Opportunities included in the issuer's business plan related to ESG issues Not applicable, given that, to date, the Company has not structured a business plan with specific aspects related to ESG . However, sustainability and the implementation of ESG (Environmental, Social and Governance) practices are integrated into BrasilAgro's business plan . Among the ESG opportunities, the use of Página 39 de 112 higher value - added crops and agricultural practices that minimize environmental impact stand out, such as the adoption of technologies for the efficient use of inputs and the reduction of the carbon footprint in operations . 2 . 11 - Comment on other factors that have materially influenced the operational performance and that have not been identified or commented on in the other items of this section There were no other factors that significantly influenced the operational performance other than those identified or commented on in the other items in this section . Página 40 de 112

EXHIBIT II – P ROPOSAL ON THE A LLOCATION OF N ET P ROFITS FOR THE F ISCAL Y EAR ENDED ON J UNE 30, 2025 AND THE DECLARATION OF DIVIDENDS Exhibit A of CVM Resolution 81 Proposal on the Allocation of Net Profits for the Fiscal Year ended on June 30, 2025, and the Distribution of Dividends. 1. Inform the net profit of the fiscal year . According to the Company's financial statements disclosed with the approval of its annual results by the Company's Board of Directors on September 3 , 2025 , referring to the fiscal year ended June 30 , 2025 , the Company recorded a net income of one hundred and thirty - eight million, nineteen thousand, ninety - eight Brazilian reais and eighty cents (BRL 138 , 019 , 098 . 80 ) . 2. Inform the global amount and value per share of dividends, including anticipated dividends and interest on already declared equity . The Management of BrasilAgro proposes to the Company's Annual and Extraordinary General Meeting the payment of dividends totaling seventy - five million Brazilian reais (BRL 75 , 000 , 000 . 00 ), based on the net income ascertained in the fiscal year ended June 30 , 2025 , corresponding as of June 30 , 2025 , to BRL 0 . 75289521 per common share, excluding any treasury shares, comprising : (i) thirty - two million, seven hundred and seventy - nine thousand, five hundred and thirty - five Brazilian reais and ninety - seven cents (BRL 32 , 779 , 535 . 97 ) as mandatory dividends ; and (ii) forty - two million, two hundred and twenty thousand, four hundred and sixty - four Brazilian reais and three cents (BRL 42 , 220 , 464 . 03 ) as additional dividends . 3. Inform the percentage of net income of the distributed fiscal year . If approved by the Annual and Extraordinary General Meeting, the Management's proposal to distribute dividends in the amount of seventy - five million Brazilian reais (BRL 75 , 000 , 000 . 00 ) (will represent 54 . 34 % of the net income ascertained and 57 . 20 % of the Adjusted Net Income (i . e . , after deduction of the legal reserve) of the fiscal year ended June 30 , 2025 , as dividends in favor of the Company's shareholders . 4. Inform the overall amount and the amount per share of dividends distributed based on the profit of previous years . Not applicable . 5. Inform, decreased the anticipated dividends and interest on equity already declared : (a) the gross amount of dividend and interest on equity, in a segregated manner, per share of each type and class ; The Company's share capital is entirely comprised of common shares . Thus, the seventy - five million Brazilian reais (BRL 75 , 000 , 000 . 00 ) of dividends proposed by Management amount, as of June 30 , 2025 , to BRL 0 . 75289521 per common share issued by the Company, excluding treasury shares, comprising : (i) thirty - two million, seven hundred and seventy - nine thousand, five hundred and thirty - five Brazilian reais and ninety - seven centavos (BRL 32 , 779 , 535 . 97 ) as mandatory dividends ; and (ii) forty - two million, two hundred and twenty thousand, four hundred and sixty - four Brazilian reais and three cents (BRL 42 , 220 , 464 . 03 ) as additional dividends . Página 41 de 112

(b) the form and term of payment of dividends and interest on equity ; If approved by the Annual and Extraordinary General Meeting (AGM - EGM), the payment of the dividends should be made within 60 days from the date of their declaration and in current national currency . (c) eventual incidence of updating and interest on dividends and interest on equity ; and There will be no correction, adjustment, or addition to the amount of the dividends now proposed until the date of their payment . (d) date of the declaration of payment of dividends and interest on equity considered for identification of the shareholders who will be entitled to its receival . The date of declaration of the dividends will be considered as the date of the AGM - EGM, which, if held on first call, will be October 22 , 2025 (record date) . The dividends will be paid to those who hold shares of the Company at the end of the trading session on the date of the AGM - EGM . From the following day (i . e . , October 23 , 2025 ), inclusive, the Company's shares will be traded "ex - dividends . " 6. If there has been a declaration of dividends or interest on equity based on profits recorded in semi - annual balance sheets or in shorter periods, inform : (a) the amount of dividends or interest on equity already declared ; and (b) the date of the respective payments . Not applicable . 7. Provide a comparative table indicating the following amounts per share of each type and class : (a) net income for the year and the previous 3 years. Página 42 de 112 Profit Per common share Net Year BRL 5.26185677 BRL 520,100,387.28 2022 BRL 2.71781670 BRL 268,536,129.64 2023 BRL 2.27742906 BRL 226,867,136.25 2024 BRL 1.38551890 BRL 138,019,098.80 2025 (b) dividend and interest on equity distributed in the previous 3 fiscal years. Amount per common share Distributed dividends Year BRL 5.26084115 BRL 520,000,000.00 2022 BRL 3.23867535 BRL 320,000,000.00 2023 BRL 1.55598343 BRL 155,000,000.00 2024 1) Considering interim dividends and those approved at the Annual Shareholders' Meeting. 8. If profits are allocated to the legal reserve: (a) identification of the amount intended for the legal reserve. Referring to the net income of the fiscal year ended June 30, 2025, the amount of six million, nine hundred thousand, nine hundred and fifty - four Brazilian reais and ninety - four cents (BRL 6 , 900 , 954 . 94 ) will be allocated to the legal reserve . (b) description of the formula to calculate the legal reserve . Under the terms of Article 193 of the Brazilian Corporation Law, before any other allocation, a portion corresponding to 5 % of the net income of the fiscal year must be applied to the constitution of the legal reserve (observing the limit of 20 % of the share capital, as per the law) . Additionally, it is noted that the Company's legal reserve has not yet reached the limit of 20 % of the share capital, so the Company must necessarily allocate a portion of the net income of the fiscal year to the formation of the legal reserve . Therefore, the amount allocated to the legal reserve corresponds to 5 % of the net income ascertained in the fiscal year ended June 30 , 2025 , as indicated in item (a) above . 9. In the event the Company has preferred shares entitled to fixed or minimum dividends : (a) describe how to calculate fixed or minimum dividends ; (b) inform whether the profit for the fiscal year is sufficient for the full payment of fixed or minimum dividends ; (c) identify whether any unpaid portion is cumulative ; (d) identify the aggregate amount of fixed or minimum dividends to be paid to each class of preferred stock and (e) identify the fixed or minimum dividends to be paid per preferred share of each class . Not applicable. 10. In relation to the mandatory dividend : (a) describe the calculation formula provided for in the Bylaws . Clause 35 of the Company's Bylaws establishes the allocation of net income for the fiscal year, calculated after deduction of the participations referred to in Article 190 of the Brazilian Corporation Law and in Paragraph 2 of this Article, adjusted for dividend calculation purposes, under the terms of Article 202 of the Brazilian Corporation Law, observing the following order of deduction : (a) At least 5% (five percent) for the legal reserve, until reaching 20% (twenty percent) of the share capital . In the fiscal year in which the balance of the legal reserve plus the amounts of capital reserves exceed 30% (thirty percent) of the share capital, it will not be mandatory to allocate part of the net income of the fiscal year to the legal reserve ; (b) The portion necessary for the payment of a mandatory dividend cannot be less than, in each fiscal year, 25% (twenty - five percent) of the adjusted annual net income, as provided in Article 202 of the Brazilian Corporation Law ; and(c) The remaining portion of the adjusted net income may be allocated to the Investment and Expansion Reserve, with or without a capital budget approved by the General Meeting, as provided in Article 196 of the Brazilian Corporation Law . The amounts recorded in this reserve may be used as backing for the Company's acquisition of its own issued shares, under a share buyback program approved by the Board of Directors . (b) inform if it is being fully paid . Yes . (c) inform the amount eventually withheld. Not applicable. Página 43 de 112

11. If the mandatory dividend is withheld due to the financial situation of the company, provide : (a) the amount of the retention ; (b) a detailed description of the company's financial situation, including aspects related to liquidity analysis, working capital and positive cash flows, and (c) justification for the retention of dividends . Not applicable . 12. If there is a result allocation for contingency reserve, inform : (a) the amount intended for the reserve ; (b) the loss considered probable and its cause ; (c) the explanation of why the loss was considered probable and (d) the justification for the constitution of the reserve . Not applicable . 13. If there is a profit allocation for the profit reserve to be realized, inform : (a) the amount intended for the profit reserve to be realized and (b) the nature of the unrealized profits that created the reserve . Not applicable . 14. If there is allocation of result for statutory reserves, provide : (a) description of the statutory clauses establishing the reservation . Article 37 , item (c) of the Company's Bylaws provides that the remaining portion of the adjusted net income may be allocated to the Investment and Expansion Reserve, with or without a capital budget approved by the General Meeting, as provided in Article 196 of the Brazilian Corporation Law . (b) the amount intended for the reserve . Referring to the net income of the fiscal year ended June 30 , 2025 , the amount of fifty - six million, one hundred and eighteen thousand, one hundred and forty - three Brazilian reais and eighty - six cents (BRL 56 , 118 , 143 . 86 ) will be allocated to the Investment and Expansion Reserve . (c) a description of the formula to calculate the amount . The amount of fifty - six million, one hundred and eighteen thousand, one hundred and forty - three Brazilian reais and eighty - six cents (BRL 56 , 118 , 143 . 86 ) that will be allocated to the Investment and Expansion Reserve is the remaining balance of the net income (i . e . , BRL 138 , 019 , 098 . 80 ) ascertained in the fiscal year ended June 30 , 2025 , after the deduction of allocations to the legal reserve (i . e . , BRL 6 , 900 , 954 . 94 ), mandatory dividends (i . e . , BRL 32 , 779 , 535 . 97 ), and proposed additional dividends (i . e . , BRL 42 , 220 , 464 . 03 ) . 15. If there is a withholding of profits provided for in the capital budget : (a) identify the amount of the withholding and (b) provide a copy of the capital budget . Not applicable . 16. If there is allocation of the result for the reserve of tax incentives, provide : (a) the amount intended for the reserve and (b) explanation of the nature of the destination . Not applicable . Página 44 de 112

Página 45 de 112 EXHIBIT III – Information on the candidates to the positions (effective and alternate) of the Board of Directors and the Fiscal Council of the Company Itens 7.3 to 7.6 of the Reference Form, pursuant to Exhibit C of CVM Resolution 80

7.3 e 7.4 – Informações sobre candidatos aos cargos de membro do Conselho de Administração e Conselho Fiscal:

Name:	Eduardo Sergio Elsztain	CPF:	AAF441154	Profession:	Economist	Date of Birth:	January 26, 1960
Work Experience:	Eduardo is the Chairman of Brasilagro's Board of Directors and also a member of the Executive Committee. He has extensive experience in the real estate segment. He is the founder of Consultores Asset Management and currently holds several executive positions, including Chairman of the Board of Directors of Austral Gold Limited, Cresud S.A.C.I.F.y A., Endeavor Argentina, Banco Hipotecario S.A. (where he is also the CEO) and IRSA Invesriones y Representaciones Sociedad Anónima. He graduated in Medicine and Economics at the University of Buenos Aires. Mr. Eduardo Sergio Elsztain does not hold positions in other companies or third sector organizations. He declares that: (i) he has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled him from practicing professional or commercial activity; and (ii) he is not considered a politically exposed person, under the terms of CVM Resolution 50/21.						

Management Bodies

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Board of Directors	October 22, 2025	2 year	20 – Chairman of the Board of Directors	October 22, 2025	N/A	October 24, 2005

Current participation in committees

Type of committee	Audit type	Position held	Take office date	Term of office	Description of other position/function	Date of Election	Elected by the Controlling Shareholder	Start date of first term of office
Executive Committee	N/A	Committee Member (Effective)	November 07, 2023	2 years	N/A	November 07, 2023	N/A	December 13, 2011

Convictions:

Type of Conviction	Description of Conviction
N/A	N/A

Name:	Alejandro Gustavo Elsztain	CPF:	232.445.688-58	Profession:	Agricultural Engineer	Date of Birth:	March 31, 1966
Work Experience:	Alejandro is the Vice-Chairman of Brasilagro's Board of Directors and also a member of the Executive Committee, Compensation Committee and Risk Committee. He has an extensive experience in management positions in agricultural and real estate companies in Argentina. He is currently the CEO of Cresud S.A.C.I.F.y A. and Second Vice President of IRSA Invesriones y Representaciones Sociedad Anónima, as well as holding other management positions in real estate and agricultural companies in Argentina. He has a degree in Agricultural Engineering from the University of Buenos Aires and an Advanced Management Program from Harvard Business School. Mr. Alejandro Gustavo Elsztain does not hold positions in other companies or third sector organizations. He declares that: (i) he has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled him from practicing professional or commercial activity; and (ii) he is not considered a politically exposed person, under the terms of CVM Resolution 50/21.						

Management Bodies

Página 46 de 112

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Board of Directors	October 22, 2025	2 year	21 – Vice Chairman of the Board of Directors	October 22, 2025	N/A	October 24, 2005

Current participation in committees

Type of committee	Audit type	Position held	Take office date	Term of office	Description of other position/function	Date of Election	Elected by the Controlling Shareholder	Start date of first term of office
Executive Committee Compensation Committee Financial Committee	N/A	Committee Member (Effective)	November 07, 2023	Until the Annual General Meeting that approves the financial statements for the fiscal year ended on June 30, 2025	N/A	November 07, 2023	N/A	December 13, 2011 March 01, 2012 February 07, 2020

Convictions:

Type of Conviction	Description of Conviction
N/A	N/A

Name:	Saúl Zang	CPF:	04533949M	Profession:	Lawyer	Date of Birth:	December 30, 1945
Work Experience:	Saúl is a member of Brasilagro's Board of Directors, Executive Committee and Compensation Committee. He has an extensive experience in the market, he is a founding partner of the law firm Zang, Bergel & Viñes Abogados. He is also the CEO of Porto Retiro S.A. and Vice-Chairman of IRSA Invesriones y Representaciones Sociedad Anónima, Cresud S.A.C.I.F.y A., Consultores Assets Management S.A. and other companies such as Fibesa S.A. He is also a member of the Board of Directors of companies such as Banco Hipotecario S.A., BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A., Palermo Invest S.A., among others. He has a Law degree from the University of Buenos Aires. He is a member of the International Bar Association (IBA) and the Inter-American Federation of Lawyers (IFL). Mr. Saúl Zang does not hold positions in other companies or third sector organizations. He declares that: (i) he has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled him from practicing professional or commercial activity; and (ii) he is not considered a politically exposed person, under the terms of CVM Resolution 50/21.						

Management Bodies

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Board of Directors	October 22, 2025	2 year	22 – Board of Directors (Effective)	October 22, 2025	N/A	October 24, 2005

Current participation in committees

Type of committee	Audit type	Position held	Take office date	Term of office	Description of other position/function	Date of Election	Elected by the Controlling Shareholder	Start date of first term of office

Página 47 de 112

Executive Committee Compensation Committee	N/A	Committee Member (Effective)	November 07, 2023	Until the Annual General Meeting that approves the financial statements for the fiscal year ended on June 30, 2025	N/A	November 07, 2023	N/A	December 13, 2011 March 01, 2012

Convictions:	
Type of Conviction	**Description of Conviction**
N/A	N/A

Name:	Matias Gaivironsky	**CPF:**	AAH399718	**Profession:**	Business manager	**Date of Birth:**	February 23, 1976
Work Experience:	Matias has extensive experience in the financial sector. Currently, he holds the position of CAO and CFO of IRSA Inversiones y Representaciones Sociedad Anónima and Cresud S.A.C.I.F.y A., as well as serving as a member of the Board of Directors of Banco Hipotecario S.A. He graduated in business administration from the University of Buenos Aires, with a specialization in finance from the University of CEMA. Mr. Matias Gaivironsky does not hold positions in other companies or third sector organizations. He declares that: (i) he has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled him from practicing professional or commercial activity; and (ii) he is not considered a politically exposed person, under the terms of CVM Resolution 50/21.						

Management Bodies

Management body	**Date of Election**	**Term of office**	**Position held**	**Take office date**	**Elected by the Controlling Shareholder**	**Start date of first term of office**
Board of Directors	October 22, 2025	2 year	22 – Board of Directors (Effective)	October 22, 2025	N/A	October 24, 2005

Current participation in committees

Mr. Matias Gavironsky does not participate in any advisory committee to the Company's Board of Directors

Convictions:	
Type of Conviction	**Description of Conviction**
N/A	N/A

Name:	Alejandro Gustavo Casaretto	**CPF:**	AAI708700	**Profession:**	Agricultural Engineer	**Date of Birth:**	October 15, 1952
Work Experience:	Alejandro is a member of Brasilagro's Board of Directors. He has extensive experience in agribusiness-related matters. Currently, he holds the position of member of the Board of Directors and Chief Regional Agricultural Officer at Cresud S.A. He graduated in Agricultural Engineering from the University of Buenos Aires. Mr. Alejandro Gustavo Casaretto does not hold positions in other companies or third sector organizations.						

Página 48 de 112

	He declares that: (i) he has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled him from practicing professional or commercial activity; and (ii) he is not considered a politically exposed person, under the terms of CVM Resolution 50/21.

Management Bodies

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Board of Directors	October 22, 2025	2 year	22 – Board of Directors (Effective)	October 22, 2025	N/A	October 02, 2017

Current participation in committees

Mr. Alejandro Gustavo Casaretto does not participate in any advisory committee to the Company's Board of Directors

Convictions:

Type of Conviction	Description of Conviction
N/A	N/A

Name:	Isaac Selim Sutton	CPF:	047.010.738-30	Profession:	Economist	Date of Birth:	October 25, 1960

Work Experience:	Isaac is a member of Brasilagro's Board of Directors, Audit Committee, and Risk Committee. He has extensive experience in management and finance, mergers and acquisitions, fundraising, and strategic consulting for shareholders and boards of directors. He is the founder and current CEO of BH26 Gestão e Finanças. Additionally, he is also a member of the Board of Directors of Eco Brasil Florestas. He graduated in Economics from the University of São Paulo (USP). Mr. Isaac Selim Sutton does not hold positions in other companies or third sector organizations. He declares that: (i) he has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled him from practicing professional or commercial activity; and (ii) he is not considered a politically exposed person, under the terms of CVM Resolution 50/21.

Management Bodies

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Board of Directors	October 22, 2025	2 year	22 – Independent Member of the Board of Directors (Effective)	October 22, 2025	N/A	October 04, 2010

Current participation in committees

Type of committee	Audit type	Position held	Take office date	Term of office	Description of other position/function	Date of Election	Elected by the Controlling Shareholder	Start date of first term of office
Audit Committee	Statutory Audit Committee in compliance with CVM Resolution 23/21, coordinated	Committee Member (Effective)	November 07, 2023	Until the Annual General Meeting that approves the financial statements for the	N/A	November 07, 2023	N/A	November 24, 2022

Página **49** de **112**

	by Mr. Fabiano Nunes Ferrari.			fiscal year ended on June 30, 2025				
Financial Comittee	N/A	Committee Member (Effective)	November 07, 2023	Until the Annual General Meeting that approves the financial statements for the fiscal year ended on June 30, 2025	N/A	November 07, 2023	N/A	February 07, 2020

Convictions:

Type of Conviction	Description of Conviction
N/A	N/A

Name:	Eliane Aleixo Lustosa de Andrade	**CPF:**	783.519.367-15	**Profession:**	Economist	**Date of Birth:**	February 05, 1963

Work Experience:

Eliane is a member of Brasilagro's Board of Directors and Risk Committee. She has extensive experience in economics, finance, mediation, and arbitration, as well as corporate governance. Currently, she is a member of the Boards of Directors of CCR, Bunge, Aegea, and Bluebell, as well as a member of the Arbitration Chambers of B3 - Brasil, Bolsa, Balcão, the Brazilian Center for Mediation and Arbitration - CBMA, and the Brazilian Chamber of Resolution and Conflict Resolution in Energy and Mining. Additionally, she is a board member of the Institute of Labor and Society Studies - IETS, a nonprofit institution. She graduated in Economics from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ), with a master's degree in Economics also from PUC-RJ and a Ph.D. in Finance from the Department of Industrial Engineering at PUC-RJ. She is a certified Board Member by IBGC and by the ESG Competent Boards

Ms. Eliane Aleixo Lustosa de Andrade was nominated by CCR to assume the presidency of the CCR Institute - ICCR and does not hold positions in other companies or third sector organizations.

She declares that: (i) she has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled her from practicing professional or commercial activity; and (ii) she is considered a politically exposed person, under the terms of CVM Resolution 50/21.

Management Bodies

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Board of Directors	October 22, 2025	2 year	26 – Independent Member of the Board of Directors (Effective)	October 22, 2025	N/A	October 27, 2021

Current participation in committees

Type of committee	Audit type	Position held	Take office date	Term of office	Description of other position/function	Date of Election	Elected by the Controlling Shareholder	Start date of first term of office
Financial Comittee	N/A	Committee Member (Effective)	November 07, 2023	Until the Annual General Meeting that approves the financial	N/A	November 07, 2023	N/A	November 03, 2021

Página **50** de **112**

				statements for the fiscal year ended on June 30, 2025				

Convictions:

Type of Conviction	Description of Conviction
N/A	N/A

Name:	Isabella Saboya de Albuquerque	**CPF:**	017.919.007-55	**Profession:**	Businesswoman	**Date of Birth:**	August 25, 1970

Work Experience: Isabella is a member of Brasilagro's Board of Directors and Compensation Committee. She has extensive experience in corporate law, capital markets, and corporate governance. She currently serves on the Board of Directors of Grupo Mateus, Wiz Soluções e Corretagem de Seguros, and Klabin. Additionally, she is a Committee Member for People at Wiz Soluções e Corretagem de Seguros and a member of the Advisory Board of Artha Educação and Trikoma Ltda. She is also a member of the Executive Committee of the Brazilian Stewardship Code and a member of the Working Group of AMEC. She holds a degree in Economics from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ) and is a Certified Board Member by IBGC.

Ms. Isabella Saboya de Albuquerque does not hold positions in other companies or third sector organizations.

She declares that: (i) she has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabl

Management Bodies

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Board of Directors	October 22, 2025	2 year	26 – Independent Member of the Board of Directors (Effective)	October 22, 2025	N/A	October 27, 2021

Current participation in committees

Type of committee	Audit type	Position held	Take office date	Term of office	Description of other position/function	Date of Election	Elected by the Controlling Shareholder	Start date of first term of office
Compensation Comittee	N/A	Committee Member (Effective)	November 03, 2021	Until the Annual General Meeting that approves the financial statements for the fiscal year ended on June 30, 2025	N/A	November 03, 2021	N/A	November 03, 2021

Convictions:

Type of Conviction	Description of Conviction
N/A	N/A

Name:	João de Almeida Sampaio Filho	**CPF:**	071.526.218-10	**Profession:**	Economist	**Date of Birth:**	July 28, 1965

Work Experience: João has experience in economic sciences. He has a degree in Economics by Fundação Armando Álvares Penteado – FAAP.

Página **51** de **112**

	Mr. João de Almeida Sampaio Filho does not hold positions in other companies or third sector organizations. He declares that: (i) he has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled him from practicing professional or commercial activity; and (ii) he is not considered a politically exposed person, under the terms of CVM Resolution 50/21.

Management Bodies

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Board of Directors	October 22, 2025	2 year	26 – Independent Member of Board of the Directors (Effective)	October 22, 2025	N/A	October 22, 2025

Current participation in committees

Mr. João de Almeida Sampaio Filho does not participate in any advisory committee to the Company's Board of Directors.

Convictions:

Type of Conviction	Description of Conviction
N/A	N/A

Name:	Carolina Zang	**CPF:**	AAE285337	**Profession:**	Lawyer	**Date of Birth:**	October 26, 1972

Work Experience:	Carolina is an alternate member of Brasilagro's Board of Directors. With extensive experience in the market, she is a partner at the law firm Zang, Bergel & Viñes Abogados, where she leads the banking and capital markets legal teams. She holds a degree in Law from the University of Buenos Aires and an LL.M from the New York University School of Law (NYU). She regularly contributes to national and international publications and has been recognized as one of the top lawyers in Argentina by Best Lawyers, Abogados de la City, and Chambers & Partners. Ms. Carolina Zang does not hold positions in other companies or third sector organizations. She declares that: (i) she has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled her from practicing professional or commercial activity; and (ii) she is not considered a politically exposed person, under the terms of CVM Resolution 50/21

Management Bodies

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Board of Directors	October 22, 2025	2 year	23 - Board of Directors (Alternate)	October 22, 2025	N/A	October 02, 2017

Current participation in committees

Ms. Carolina Zang does not participate in any advisory committee to the Company's Board of Directors

Convictions:

Type of Conviction	Description of Conviction
N/A	N/A

Página **52** de **112**

Name: Ricardo de Santos Freitas CPF: 121.220.368 - 26 Profession: Lawyer Date of Birth: October 01, 1966 Work Ricardo is an alternate member of Brasilagro’s Board of Directors. He has extensive experience in capital and financial markets, as well as in tax matters. He is a founding partner of Experience: the law firm Freitas & Leite. Currently, he holds the position of Operations Officer at Hedge Investments Group. He graduated in Law from the University of São Paulo (USP) and also holds a PhD from USP. Mr . Ricardo de Santos Freitas does not hold positions in other companies or third sector organizations . He declares that : (i) he has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled her from practicing professional or commercial activity ; and (ii) he is not considered a politically exposed person, under the terms of CVM Resolution 50 / 21 . Management Bodies Start date of first term of office Elected by the Controlling Shareholder Take office date Position held Term of office Date of Election Management body October 28, 2015 N/A October 22, 2025 27 - Independent Member of the Board of Directors (Alternate) 2 year October 22, 2025 Board of Directors Current participation in committees Mr. Ricardo de Santos Freitas does not participate in any advisory committee to the Company’s Board of Directors. Convictions: Description of Conviction Type of Conviction N/A Name: Work Experience: N/A Janine Meira Souza Koppe Eiriz CPF : 038 . 039 . 037 - 00 Profession : Business manager Date of Birth : January 04 , 1977 Janine is an alternate member of Brasilagro’s Board of Directors . She has extensive experience as an executive and financial manager, having served as an alternate director, executive, and consultant for both national and multinational companies . She holds a degree in Business Administration from IBMEC - RJ and in Accounting from Pontifical Catholic University of Minas Gerais (PUC - MG), as well as a Master's degree in Business Administration from Fundação Getúlio Vargas/EBAPE . In addition, she completed the Director's College at Stanford University, has an Advanced Director Certification from IBGC, and is a Certified Board Member by IBGC . Ms. Janine Meira Souza Koppe Eiriz does not hold positions in other companies or third sector organizations. She declares that: (i) she has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled her from practicing professional or commercial activity; and (ii) she is not considered a politically exposed person, under the terms of CVM Resolution 50/21. Management Bodies Start date of first term of office Elected by the Controlling Shareholder Take office date Position held Term of office Date of Election Management body October 27, 2021 N/A October 22, 2025 27 - Independent Member of the Board of Directors (Alternate) 2 year October 22, 2025 Board of Directors Current participation in committees Ms. Janine Meira Souza Koppe Eiriz does not participate in any advisory committee to the Company’s Board of Directors. Convictions: Type of Conviction Description of Conviction Página 53 de 112

Type of Conviction	Description of Conviction
N/A	N/A

Name:	Miguel Angel Falcón	**CPF:**	N/A	**Profession:**	Lawyer	**Date of Birth:**	August 19,1980
Work Experience:	Miguel has extensive experience in administrative law and M&As. He currently serves as the Legal Officer at Cresud and Inversiones y Representaciones Sociedad Anónima (Irsa), where he is responsible for overseeing corporate matters and ensuring regulatory compliance. He previously worked at the law firm Marval, O'Farrell & Mairal. Miguel holds a degree in law from the University of Buenos Aires and a master's degree in Law & Economics from the Torcuato Di Tella University. Mr. Miguel Falcón does not hold positions in other companies or third sector organizations. He declares that: (i) he has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled him from practicing professional or commercial activity; and (ii) he is not considered a politically exposed person, under the terms of CVM Resolution 50/21						

Management Bodies

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Board of Directors	October 22, 2025	2 year	27 - Member of the Board of Directors (Alternate)	October 22, 2025	N/A	October 02, 2017

Current participation in committees

Mr. Miguel Falcón does not participate in any advisory committee to the Company's Board of Directors

Convictions:

Type of Conviction	Description of Conviction
N/A	N/A

Name:	Ivan Luvisotto Alexandre	**CPF:**	307.599.448-06	**Profession:**	Lawyer	**Date of Birth:**	April 28, 1983
Work Experience:	Ivan is the Chairman of Brasilagro's Fiscal Council. He has extensive experience in corporate planning and consulting, M&A, international agreements, and transactions. He is currently an associated lawyer at Araújo e Policastro Advogados. Ivan holds a degree in Law from the Law School of the University of São Paulo (USP), with specialization in Accounting applied to Law from Fundação Getúlio Vargas in São Paulo (FGV-SP), as well as specialization in Law and Information Technology and Fiscal Council certification from IBGC. Mr. Ivan Luvisotto Alexandre does not hold positions in other companies or third sector organizations. He declares that: (i) he has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled her from practicing professional or commercial activity; and (ii) he is not considered a politically exposed person, under the terms of CVM Resolution 50/21.						

Management Bodies

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Fiscal Council	October 22, 2025	1 year	42 – Chairman of the Fiscal Council Elected by Minority Common Shareholders	October 22, 2025	N/A	October 28, 2015

Página 54 de 112

Current participation in committees
Mr. Ivan Luvisotto Alexandre does not participate in any advisory committee to the Company's Board of Directors.

Convictions:

Type of Conviction	Description of Conviction
N/A	N/A

Name:	Geraldo Affonso Ferreira Filho	CPF:	064.409.028-65	Profession:	Economist	Date of Birth:	February 22, 1962

Work Experience:

Geraldo is a member of Brasilagro's Fiscal Council. He has extensive experience in the international forest-based industry, gained in senior leadership positions at large national and multinational companies in Brazil and Asia. In recent years, he has specialized in Corporate Governance and Socio-Environmental Sustainability. Geraldo serves as a member of the Statutory Audit Committees of SPTrans and CET - Companhia de Engenharia de Tráfego, and, on a pro bono basis, he is a member of the Executive Committee of the Brazilian Stewardship Code, the Sustainability and Capital Markets Committees of IBGC, and co-founder of the Governance Confraternity. He holds a degree in Economics from the Pontifical Catholic University of Campinas (PUCCamp) and an MBA from the FIA Business School. He is a Certified Board Member by IBGC.

Mr. Geraldo Affonso Ferreira Filho does not hold positions in other companies or third sector organizations.

He declares that: (i) he has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled her from practicing professional or commercial activity; and (ii) he is not considered a politically exposed person, under the terms of CVM Resolution 50/21.

Management Bodies

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Fiscal Council	October 22, 2025	1 year	45 – F.C. (Effective) Elected by Minority Common Shareholders	October 22, 2025	N/A	October 27, 2021

Current participation in committees
Mr. Geraldo Affonso Ferreira Filho does not participate in any advisory committee to the Company's Board of Directors.

Convictions:

Type of Conviction	Description of Conviction
N/A	N/A

Name:	Marcos Paulo Passoni	CPF:	121.746.898-63	Profession:	Lawyer	Date of Birth:	May 24, 1974

Work Experience:

Marcos is a member of Brasilagro's Fiscal Council. He has extensive experience in Civil Law and Litigation. Currently, he is an associate lawyer at Suchodolski Advogados Associados. Marcos holds a degree in Law from the Pontifical Catholic University of São Paulo (PUC-SP), a master's degree in Diffuse and Collective Rights from Unimes, and is currently pursuing a doctorate in Collective Procedural Law at PUC-SP. He also serves as a Professor of Civil Procedural Law at the São Paulo School of Advocacy.

Mr. Marcos Paulo Passoni does not hold positions in other companies or third sector organizations.

He declares that: (i) he has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled her from practicing professional or commercial activity; and (ii) he is not considered a politically exposed person, under the terms of CVM Resolution 50/21.

Management Bodies

Página 55 de 112

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Fiscal Council	October 22, 2025	1 year	45 - F.C. (Effective) Elected by Minority Common Shareholders	October 22, 2025	N/A	October 28, 2015

Current participation in committees

Mr. Marcos Paulo Passoni does not participate in any advisory committee to the Company's Board of Directors.

Convictions:

Type of Conviction	Description of Conviction
N/A	N/A

Name:	Ariane Cristina Vilalta	CPF:	328.312.748-42	Profession:	Lawyer	Date of Birth:	N/I

Work Experience:

Ariane is an alternate member of Brasilagro's Fiscal Council. She is currently an associate lawyer at Suchodolski Advogados Associados, specialized in Litigation and Labor Law. Ariane holds a degree in Law from the Pontifical Catholic University of São Paulo (PUC-SP) and a postgraduate degree in Labor Law from PUC-SP.

Ms. Ariane Cristina Vilalta does not hold positions in other companies or third sector organizations.

She declares that: (i) she has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled her from practicing professional or commercial activity; and (ii) she is not considered a politically exposed person, under the terms of CVM Resolution 50/21.

Management Bodies

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Fiscal Council	October 22, 2025	1 year	48 – F.C. (Alternate) Elected by Minority Common Shareholders	October 22, 2025	N/A	October 27, 2022

Current participation in committees

Ms. Ariane Cristina Vilalta does not participate in any advisory committee to the Company's Board of Directors.

Convictions:

Type of Conviction	Description of Conviction
N/A	N/A

Name:	Luiz Fernando Oliveira Fernandes da Silva	CPF:	419.963.598-00	Profession:	Lawyer	Date of Birth:	January 31, 1993

Work Experience:

Luiz is an alternate member of Brasilagro's Fiscal Council. He has experience in corporate law, civil litigation, and real estate law. Luiz is currently an associate lawyer at Suchodolski Advogados Associados. He holds a degree in Law from the Mackenzie University Law School in São Paulo and a postgraduate degree in Business Law from Fundação Getúlio Vargas (FGV). He is a member of the São Paulo Lawyers' Association (AASP).

Mr. Luiz Fernando Oliveira Fernandes da Silva does not hold positions in other companies or third sector organizations.

He declares that: (i) he has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled him from practicing professional or commercial activity; and (ii) he is not

Página **56** de **112**

	considered a politically exposed person, under the terms of CVM Resolution 50/21.

Management Bodies

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Fiscal Council	October 22, 2025	1 year	48 – F.C. (Alternate) Elected by Minority Common Shareholders	October 22, 2025	N/A	October 27, 2022

Current participation in committees

Mr. Luiz Fernando Oliveira Fernandes da Silva does not participate in any advisory committee to the Company's Board of Directors.

Convictions:

Type of Conviction	Description of Conviction
N/A	N/A

Name:	Leonardo de Paiva Rocha	**CPF:**	598.802.797-00	**Profession:**	Mechanic Engineer	**Date of Birth:**	March 24, 1959
Work Experience:	Leonardo is an alternate member of Brasilagro's Fiscal Council. He is currently a member of the Board of Directors of Norte Energia S.A., Eletronuclear S.A., and Eletronorte S.A. He also serves as the Coordinator of the Audit Committee, Compliance, and Financial Risks, and is a Committee Member for Finance at Norte Energia S.A. Additionally, he is a member of the Fiscal Council of IRB, the Board of Directors of Júnior Achievement Brasil (NGO), and the Advisory Board of Vocação (NGO). Leonardo holds a degree in Mechanical and Automotive Engineering from the Military Institute of Engineering, with a specialization in Business Administration from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ). Mr. Leonardo de Paiva Rocha does not hold positions in other companies or third sector organizations. He declares that: (i) he has not been subject, in the last five years, to criminal conviction, conviction in an administrative proceeding by CVM, BACEN or SUSEP, or a final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disabled him from practicing professional or commercial activity; and (ii) he is not considered a politically exposed person, under the terms of CVM Resolution 50/21.						

Management Bodies

Management body	Date of Election	Term of office	Position held	Take office date	Elected by the Controlling Shareholder	Start date of first term of office
Fiscal Council	October 22, 2025	1 year	48 – F.C. (Alternate) Elected by Minority Common Shareholders	October 22, 2025	N/A	October 27, 2021

Current participation in committees

Mr. Leonardo de Paiva Rocha does not participate in any advisory committee to the Company's Board of Directors.

Convictions:

Type of Conviction	Description of Conviction
N/A	N/A

7.5 – Inform the existence of a marital relationship, common-law marriage or kinship of up to the 2nd degree between: (a) managers of the issuer; (b) (i) managers of the issuer and (ii) managers of direct or indirect controlled companies of the issuer; (c) (i) managers of the issuer or its direct or indirect controlled companies and (ii) direct or indirect controlling shareholders of the issuer; (d) (i) managers of the issuer and (ii) managers of direct or

Página **57** de **112**

indirect controlling shareholders of the issuer:

Except as described below, there are no other family relationships between the members appointed to the Board of Directors and the Fiscal Council.

Name	CPF	Corporate name of the issuer, controlled company or controlling shareholder	CNPJ	Type of kinship with the manager of the issuer or subsidiary
Position				
Manager of the issuer				
Saul Zang	04533949M	Company	07.628.528/0001-59	Father (1st degree by consanguinity)
Member of the Board of Directors; Executive Committee and Compensation Committee				
Related Person				
Carolina Zang	AAE285337	Company	07.628.528/0001-59	Daughter (1st degree by consanguinity)
Alternate member of the Board of Directors				
Remarks				
Do not hold a CPF as they are foreigners.				

Name	CPF	Corporate name of the issuer, controlled company or controlling shareholder	CNPJ	Type of kinship with the manager of the issuer or subsidiary
Position				
Manager of the issuer				
Eduardo Sergio Elsztain	AAF441154	Company	07.628.528/0001-59	Brother (2nd degree by consanguinity)
Chairman of the Board of Directors and member of the Executive Committee				
Related Person				
Alejandro Gustavo Elsztain	232.445.688-58	Company	07.628.528/0001-59	Brother (2nd degree by consanguinity)
Vice Chairman of the Board of Directors, member of Compensation Committee, Risk Committee and Executive Committee				
Remarks				
Mr. Eduardo does not hold a CPF as he is a foreigner				

7.6 – Inform about relationships of subordination, service provision or control that have existed, in the last 3 fiscal years, between the issuer's managers

Página **58** de **112**

Página 59 de 112 and (a) a company controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, a stake equal to or greater than ninety - nine percent ( 99% ) of the capital stock ; (b) direct or indirect controlling shareholder of the issuer ; and (c) if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or controlling shareholders or controlled companies of any of these persons . Not applicable, because to date, there are no relationships of subordination, service provision, or control between the nominated members for the Fiscal Council and subsidiaries, controlling shareholders, or others . Additionally, the Company does not have a controlling shareholder .

E XHIBIT IV – I NFORMATION ON THE COMPENSATION OF THE C OMPANY ' S MANAGERS Items 8.1 to 8.20 of the Reference Form, as per Annex C of CVM Resolution 80 8.1 Compensation policy or practice (a) Objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, places on the world wide web where the document can be consulted The Company's Compensation Policy has as its main function to align the interests of the members of the Board of Directors, the Board of Officers, the Fiscal Council and the Company's Committees ("Key Management Personnel") and the Company's objectives, based on the best practices adopted by the market . The Compensation Policy was formally approved by the Board of Directors, at a meeting held on September 1 , 2022 , which is available for consultation on the Company's website (https : //ri . brasil - agro . com/governanca/estatuto - codigos - e - politicas/) . (b) Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Board of officers, indicating: i. the bodies and committees of the issuer that participate in the decision - making process, identifying how they participate The General Shareholders' Meeting is responsible for approving the overall amount allocated to the compensation of the Managers . In this sense, at the end of each fiscal year, the Board of Directors, based on the recommendation of the Compensation Committee, prepares a proposal for the global amount of compensation for the Managers, which is submitted for approval to the General Meeting . Once the proposal for the global amount of compensation for the Managers is approved by the General Meeting, it is up to the Board of Directors, after considering the opinion of the Compensation Committee and the Compensation Policy, to define the individual amounts that will be assigned to each Key Management Personnel . ii. criteria and methodology used to set individual compensation, indicating whether studies are used to verify market practices, and, if so, the criteria for comparison and the scope of these studies In 2025 , Korn Ferry was hired to carry out the compensation of the boards of directors in publicly - held companies, of which 108 (one hundred and eight) companies listed on the general market stock exchange and 49 % companies listed on the Novo Mercado segment were analyzed, to present possible proposals and their respective criteria for the compensation model for the Board of Directors of BrasilAgro and the respective distribution of compensation among the members of the Board of Directors . The compensation paid to managers takes into account their responsibilities, the time dedicated to their duties, their professional competence and reputation, the value of their services in the market and, if applicable, performance evaluations carried out .

The Board of Directors will have among its duties to propose to the board of officers compensation compatible with the best practices observed by the Company's market, which should contribute to the encouragement and retention of duly qualified professionals to perform their duties, as well as to attract new professionals whenever necessary . Without prejudice, as it deems necessary, the Board of Directors may hire a specialized company to prepare a salary survey, in order to assist in defining the management's compensation . iii. how often and how the board of directors assesses the adequacy of the issuer's compensation policy The Board of Directors evaluates the adequacy of the Company's compensation policy annually, when setting the individual compensation of Key Management Personnel . It is verified whether the Company's practice is consistent with the responsibilities of each member of the management and whether it is in line with the best practices adopted by the market . (c) composition of the compensation, indicating: i. Description of the various elements that make up compensation, including, in relation to each of them: • its objectives and alignment with the issuer's short, medium and long - term interests The overall compensation of Key Management Personnel may consist of the following components : (i) fixed compensation ; (ii) variable compensation ; (iii) long - term incentive based on shares ; (iv) post - employment benefits ; (v) benefits motivated by the termination of the term of office ; and (vi) others that the Board of Directors may determine . a) Board of directors, fiscal council, statutory committees and audit, risk, executive and compensation committees The members of the Company's Board of Directors, Fiscal Council and Committees receive a fixed compensation . The fixed compensation of Key Management Personnel will be based on the responsibilities of the individual position and experience . For the establishment of such compensation, the Board of Directors may request the advice of a specialized company . The fixed compensation may be reviewed annually, at the discretion of the Board of Directors, in a way that is appropriate to market practices or monetarily updated . The Company's Compensation Policy has as its main function to align the interests of the Key Management Personnel and the Company's objectives, based on the best practices adopted by the market . b) Statutory and non - statutory board of officers The members of our Board of Officers are entitled to fixed and variable compensation, in the following modalities : profit sharing, bonuses, long - term incentives, exceptional awards and/or bonuses, and variable compensation must be linked to the achievement of financial, operational, strategic goals and/or to the Company's profits or results . The Company's Compensation Policy has as its main function to align the interests of the Board of Officers and the Company's objectives, based on the best practices adopted by the market . The format of our compensation described above seeks to encourage the Board of Officers to seek the best return on the investments and projects developed, in order to align their interests with those of the Company . From a near - term perspective, we seek to achieve such alignment through market - compatible salaries and benefits packages . In the medium term, we aim to achieve such alignment through the payment of bonuses and participation in the Company's results to certain employees . In the long term, we seek to retain qualified professionals through the Stock - based Long - Term Incentive Plan . Our compensation practice seeks to balance the following interests of the Company : Compatibility of the costs of our compensation with the market ; Strategic alignment ; Value creation ; and Talent attraction and retention . To this end, we consider that the Board of Officers maintains an interest in a fair, transparent reward that is compatible with his or her performance . • its proportion in total compensation in the last three fiscal years As of the fiscal year ended June 30 , 2022 , the Board of Directors began to receive 100 % of the fixed compensation . For the Board of Officers, fixed compensation corresponded to approximately 54 % of total compensation and variable compensation (considering bonuses/profit - sharing program and stock - based compensation) corresponded to approximately 46 % in the fiscal year ended June 30 , 2024 ; fixed compensation corresponded to approximately 40 % of total compensation and variable compensation (considering bonuses and stock - based compensation) corresponded to approximately 60 % in the fiscal year ended June 30 , 2023 ; and fixed compensation corresponded to approximately 50 % of total compensation and variable compensation (considering bonuses and stock - based compensation) corresponded to approximately 50 % for the fiscal year ended June 30 , 2022 . • its calculation and readjustment methodology Although there is no pre - defined index or periodicity for salary adjustments the Compensation Committee reviews the monetary adjustment of the compensation of the Board of Directors and Board of Officers on an annual basis . Any updates to the total compensation package will be based on market movements and/or changes in the Company's Organizational Structure that imply changes in the Board of Officers . The Board of Directors may hire a specialized company to prepare a salary survey in order to assist in defining the compensation of Key Management Personnel . • key performance indicators taken into account, including, where appropriate, indicators linked to ESG issues Our compensation practice is structured to reflect evolving performance of the Company . Performance is evaluated qualitatively and quantitatively, from the operational, real estate and financial perspectives . The evaluation is linked to the fulfillment of Individual Goals and the achievement of the Company's General Goals . The performance indicators taken into account in the determination of compensation are part of a goal management system, which comprises : (i) the Company's strategic indicators, such as operating EBITDA, purchase, sale and lease of land, expenses, among others ; (ii) strategic projects ; and (iii) innovation and technology . The Company does not have performance indicators linked to ESG issues set out in its Compensation Policy . (ii) reasons justifying the composition of the compensation We have adopted a compensation composition model for the Board of Officers that focuses a significant portion of total compensation on the variable components (both short - term and long - term), which is part of our practice of sharing risks and results with our key management personnel . The Company's Compensation Policy has as its main function to align the interests of the Key

Management Personnel and the Company's objectives, based on the best practices adopted by the market. (iii) the existence of members not paid by the issuer and the reason for this fact The Board of Directors and the Fiscal Council have alternate members who will only be compensated in the event of temporary vacancy or permanent impediment of the sitting member. (iv) existence of compensation borne by direct or indirect subsidiaries, subsidiaries or controlling shareholders There is no compensation borne by subsidiaries or companies controlled by the Company. In addition, the Company does not have a controlling shareholder. (v) existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of the issuer's corporate control. There is no compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of the Company's corporate control.

8.2 Total compensation per agency Total compensation expected for the current Fiscal Year - June 30, 2026 - Annual Values Total Fiscal Council Statutory Board of Officers Board of Directors 14.00 3.00 2.00 9.00 Total number of members 14.00 3.00 2.00 9.00 No. of paid members Remarks Annual fixed compensation 9,989,471.10 386,987.10 3,340,441,80 6,262,042.20 Salary or pro - labore 559,500.54 0.00 559,500.54 0.00 Direct and indirect benefits 3,348,991.24 0.00 0.00 3,348,991.24 Participation in committees 0.00 0.00 0.00 0.00 Others N/A N/A N/A Description of other fixed compensation Variable compensation 3.065.838,17 0.00 3.065.838,17 0.00 Bonus 0.00 0.00 0.00 0.00 Participation in profits 0.00 0.00 0.00 0.00 Participation in meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Other N/A N/A N/A Description of other variable compensation 0.00 0.00 0.00 0.00 Post - employment 0.00 0.00 0.00 0.00 Termination of office 1,320,123.85 0.00 1,320,123.85 0.00 Stock - based (including options) As provided for in the Annual Circular Letter 2024 CVM/SEP, the number of members of the Fiscal Council was calculated according to the annual average of the number of members of such body calculated monthly, with two decimal places. As provided for in the Annual Circular Letter 2024 CVM/SEP, the number of members of the Board of Officers was calculated according to the annual average of the number of members of such body calculated monthly, with two decimal places. As provided for in the Annual Circular Letter 2024 CVM/SEP, the number of members of the Board of Directors was calculated according to the annual average of the number of members of such body calculated monthly, with two decimal places. Observation 18,283,924.91 386,987.10 8,285,904.36 9,611,033.44 Total compensation

Total compensation expected for the current Fiscal Year - June 30, 2025 - Annual Values Total Fiscal Council Statutory Board of Officers Board of Directors 14.00 3.00 2.00 9.00 Total number of members 14.00 3.00 2.00 9.00 No. of paid members Remarks Annual fixed compensation 9,132,798.60 367,753.59 3,096,445.96 5,668,599.05 Salary or pro - labore 531,693.00 0.00 531.693,00 0.00 Direct and indirect benefits 3,104,696.00 0.00 0.00 3,104,696.95 Participation in committees 0.00 0.00 0.00 0.00 Others N/A N/A N/A Description of other fixed compensation Variable compensation 1,873,143.97 0.00 1,873,143.97 0.00 Bonus 0.00 0.00 0.00 0.00 Participation in profits 0.00 0.00 0.00 0.00 Participation in meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Other N/A N/A N/A Description of other variable compensation 0.00 0.00 0.00 0.00 Post - employment 0.00 0.00 0.00 0.00 Termination of office 1,024,960.28 0.00 1,024,960.28 0.00 Stock - based (including options) As provided for in the Annual Circular Letter 2024 CVM/SEP, the number of members of the Fiscal Council was calculated according to the annual average of the number of members of such body calculated monthly, with two decimal places. As provided for in the Annual Circular Letter 2024 CVM/SEP, the number of members of the Board of Officers was calculated according to the annual average of the number of members of such body calculated monthly, with two decimal places. As provided for in the Annual Circular Letter 2024 CVM/SEP, the number of members of the Board of Directors was calculated according to the annual average of the number of members of such body calculated monthly, with two decimal places. Observation 15,667,292.79 367,753.59 6,526,243.21 8,773,29.00 Total compensation

Total Compensation for the Fiscal Year - June 30, 2024 - Annual Values Total Fiscal Council Statutory Board of Officers Board of Directors 14.00 3.00 2.00 9.00 Total number of members 14.00 3.00 2.00 9.00 No. of paid members Remarks Annual fixed compensation 8,761,328.25 348,811.59 2,995,950.02 5,416,566.64 Salary or pro - labore 483,783.00 0.00 483.783,00 0.00 Direct and indirect benefits 2,998,740.36 0.00 0.00 2,998,740.36 Participation in committees 0.00 0.00 0.00 0.00 Others N/A N/A - Description of other fixed compensation Variable compensation 1,896,134.13 0.00 1,896,134.13 0.00 Bonus 0.00 0.00 0.00 0.00 Participation in profits 0.00 0.00 0.00 0.00 Participation in meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Other N/A N/A - Description of other variable compensation 0.00 0.00 0.00 0.00 Post - employment 0.00 0.00 0.00 0.00 Termination of office 1,024,960.28 0.00 1,024,960.28 0.00 Stock - based (including options) As provided for in the Annual Circular Letter 2023 CVM/SEP, the number of members of the Fiscal Council was calculated according to the annual average of the number of members of such body calculated monthly, with two decimal places. As provided for in the Annual Circular Letter 2023 CVM/SEP, the number of members of the Board of Officers was calculated according to the annual average of the number of members of such body calculated monthly, with two decimal places. As provided for in the Annual Circular Letter 2024 CVM/SEP, the number of members of the Board of Directors was calculated according to the annual average of the number of members of such body calculated monthly, with two decimal places. Observation 15,164,946.02 348,811.59 6,400,827.43 8,415,307.00 Total compensation

Total Compensation for the Fiscal Year - June 30, 2023 - Annual Values Total Fiscal Council Statutory Board of Officers Board of Directors 14.00 3.00 2.00 9.00 Total number of members 14.00 3.00 2.00 9.00 No. of paid members Remarks Annual fixed compensation 8,176,051.77 324,126.56 2,824,942.27 5,026,982.94 Salary or pro - labore 450,254.07 0.00 450,254.07 0.00 Direct and indirect benefits 2,854,200.00 0.00 0.00 2,854,200.00 Participation in committees 0.00 0.00 0.00 0.00 Others N/A N/A N/A Description of other fixed compensation Variable compensation 1,878,983.63 0,00 1,878,983.63 0.00 Bonus 0.00 0.00 0.00 0.00 Participation in profits 0.00 0.00 0.00 0.00 Participation in meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Other N/A N/A N/A Description of other variable compensation 0.00 0.00 0.00 0.00 Post - employment 0.00 0.00 0.00 0.00 Termination of office 3,467,758.63 0,00 3,467,758.63 0.00 Stock - based (including options) As provided for in the Annual Circular Letter 2023 CVM/SEP, the number of members of the Fiscal Council was calculated according to the annual average of the number of members of such body calculated monthly, with two decimal places As provided for in the Annual Circular Letter 2023 CVM/SEP, the number of members of the Board of Officers was calculated according to the annual average of the number of members of such body calculated monthly, with two decimal places As provided for in the Annual Circular Letter 2023 CVM/SEP, the number of members of the Board of Directors was calculated according to the annual average of the number of members of such body calculated monthly, with two decimal places Observation 16,827,248.10 324,126.56 8,621,938.60 7,881,182.94 Total compensation

8.3 Variable Compensation

Fiscal Year: June 30, 2026

	Board of Director	Statutory Board of Officers	Fiscal Council	Total
Total number of members	9.00	2.00	3.00	**14.00**
No. of paid members	0.00	2.00	0.00	**2.00**
Clarification	Board of Directors has no variable compensation.		Fiscal Council has no variable compensation.	
REGARDING BONUS				
Minimum amount provided for in the compensation plan	0.00	1,226,335.00	0.00	1,226,335.00
Maximum amount provided for in the compensation plan	0.00	3,065,838.00	0.00	3,065,838.00
Amount provided for in the compensation plan, if the established goals were achieved	0.00	3,065,838.00	0.00	3,065,838.00
Amount effectively recognized in the fiscal year	0.00	0.00	0.00	**0.00**
REGARDING PROFIT SHARING				
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	**0.00**
Maximum amount provided for in the compensation plan	0.00	0.00	0.00	**0.00**
Amount provided for in the compensation plan. if the established goals were achieved	0.00	0.00	0.00	**0.00**
Amount effectively recognized in the fiscal year	0.00	0.00	0.00	**0.00**

Fiscal Year: June 30, 2025

	Board of Director	Statutory Board of Officers	Fiscal Council	Total
Total number of members	9.00	2.00	3.00	**14.00**
No. of paid members	0.00	2.00	0.00	**2.00**
Clarification	Board of Directors has no variable compensatio n.		Fiscal Council has no variable compensatio n.	
REGARDING BONUS				
Minimum amount provided for in the compensation plan	0.00	1108000.00	0.00	**1,108,000.00**
Maximum amount provided for in the compensation plan	0.00	2767789.19	0.00	**2,767,789.19**
Amount provided for in the compensation plan, if the established goals were achieved	0.00	2767789.19	0.00	**2,767,789.19**
Amount effectively recognized in the fiscal year	0.00	1,873,143.97	0.00	1,873,143.97
REGARDING PROFIT SHARING				
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	**0.00**
Maximum amount provided for in the compensation plan	0.00	0.00	0.00	**0.00**
Amount provided for in the compensation plan. if the established goals were achieved	0.00	0.00	0.00	**0.00**
Amount effectively recognized in the fiscal year	0.00	0.00	0.00	**0.00**

Fiscal Year: June 30, 2024

	Board of Director	Statutory Board of Officers	Fiscal Council	Total
Total number of members	9,00	2.00	3.00	**14.00**
No. of paid members	0.00	2.00	0.00	**2.00**
Clarification	Board of Directors has no variable compensatio n.		Fiscal Council has no variable compensatio n.	
REGARDING BONUS				
Minimum amount provided for in the compensation plan	0.00	956100.00	0.00	**956,100.00**
Maximum amount provided for in the compensation plan	0.00	3187000.00	0.00	**3,187,000.00**
Amount provided for in the compensation plan, if the established goals were achieved	0.00	2655208.00	0.00	**2,655,208.00**
Amount effectively recognized in the fiscal year	0.00	1896134.13	0.00	**1,896,134.13**
REGARDING PROFIT SHARING				
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	**0.00**
Maximum amount provided for in the compensation plan	0.00	0.00	0.00	**0.00**
Amount provided for in the compensation plan. if the established goals were achieved	0.00	0.00	0.00	**0.00**
Amount effectively recognized in the fiscal year	0.00	0.00	0.00	**0.00**

Fiscal Year: June 30, 2023

	Board of Director	Statutory Board of Officers	Fiscal Council	Total
Total number of members	9.00	2.00	3.00	**14.00**
No. of paid members	0.00	2.00	0.00	**2.00**
Clarification	Board of Directors has no variable compensation.		Fiscal Council has no variable compensation.	
REGARDING BONUS				
Minimum amount provided for in the compensation plan	0.00	1000000.00	0.00	**1,000,000.00**
Maximum amount provided for in the compensation plan	0.00	3000000.00	0.00	**3,000,000.00**
Amount provided for in the compensation plan, if the established goals were achieved	0.00	2198128.35	0.00	**2,198,128.35**
Amount effectively recognized in the fiscal year	0.00	1878983.63	0.00	**1,878,983.63**
REGARDING PROFIT SHARING				
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	**0.00**
Maximum amount provided for in the compensation plan	0.00	0.00	0.00	**0.00**
Amount provided for in the compensation plan. if the established goals were achieved	0.00	0.00	0.00	**0.00**
Amount effectively recognized in the fiscal year	0.00	0.00	0.00	**0.00**

8.4 Stock-based compensation plan

The Company has a stock-based compensation plan for the Statutory Board of Officers, which is not extended to members of the Board of Directors.

i. General Terms and Conditions

Our stock-based Long-Term Incentive Plan ("ILPA" or "Plan") was approved at the Company's Annual and Extraordinary Shareholders' Meeting held on October 2, 2017 for the benefit of the Company's officers, key executives and key employees, as defined by the Board of Directors, who are appointed by the Compensation Committee and approved by the Company's Board of Directors. Members of the Board of Directors are not eligible for the Plan.

By instituting the Plan, the Company seeks to: (i) stimulate the expansion, success and achievement of the Company's objectives; (ii) encourage participants to contribute substantially to the Company's success; (iii) align the interests of the Company's shareholders with those of the participants; (iv) to provide the Company, with regard to variable compensation, with a competitive advantage in relation to the market; and (v) encourage the permanence and retention of key executives and employees in the Company for a long period.

ii. Date of approval and responsible body

The Plan was approved on October 2, 2017, at the Company's Annual and Extraordinary General Meeting. Currently, the ILPA Program No. 3, in force, was approved at the Board of Directors Meeting held on December 4, 2023, with a vesting period beginning on July 1, 2023 and ending on June 30, 2026.

iii. Maximum number of actions covered

The Plan covers the maximum and cumulative amount of 2 % of the shares issued by the Company at any time . iv. Maximum number of options to be granted The ILPA contracts entered into under the Plan may grant rights over a number of shares that do not exceed, at any time, the maximum and cumulative amount of 2 % of the shares issued by the Company at any time . v. Conditions for the acquisition of shares The Board of Directors may, upon approval of the ILPA Program, at its sole and exclusive discretion, establish conditions applicable to and/or impose restrictions on the delivery of the bonus in shares, and may also reserve to the Company repurchase options and/or preemptive rights in the event of sale by the Participant of the shares received . The bonus in shares will only be delivered to the Participant if all legal and regulatory requirements arising from the Plan have been fully complied with . The delivery of the bonus in shares will be made within 30 days after the end of the vesting period, through a non - onerous transfer to the participant of shares issued within the limit of the Company's authorized capital or shares held in treasury . vi. Criteria for setting the acquisition or exercise price It will be up to the Board of Directors to set the exercise price of the options . vii. Criteria for setting the acquisition or exercise period It shall be incumbent upon the Board of Directors to set the term for the exercise of the options, also determining the date of investiture and the period of exercise of the options granted . The current program provides for a period of 3 years from the date of approval by the Board of Directors of the ILPA Program . viii. Settlement Form The Board of Directors may, in the act of approval of the ILPA program, at its sole and exclusive discretion, establish conditions applicable to and/or impose restrictions on the delivery of the bonus in shares, and may also reserve to the Company repurchase options and/or preemptive rights in case of sale by the participant of the shares received . The bonus in shares will only be delivered to the participant if all legal and regulatory requirements and arising from the Plan have been fully complied with . The delivery of the bonus in shares will be made within 30 days after the end of the vesting period, through a non - onerous transfer to the participant of shares issued within the limit of the Company's authorized capital or shares held in treasury . ix. Restrictions on the transfer of shares There are no restrictions on the transfer of our shares acquired by participants through options granted under the grant program . However, the Board of Directors may, at its sole discretion, impose terms and/or conditions precedent for the exercise of the options, and impose restrictions on the transfer of the shares acquired with the exercise of the options, and may grant us repurchase options or preemptive rights in the event of sale by the Participant of these same shares, until the end of the term and/or compliance with the conditions set . x. criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan The Plan entered into force on the date of its approval by the Company's General Meeting and may be suspended, amended or extinguished at any time : (a) by decision of the General Meeting or the Company's Board of Directors ; (b) for the cancellation of the Company's registration as a publicly - held company ; (c) for the termination of trading of the Company's Shares in the over - the - counter market, organized market or stock exchange ; (d) due to corporate reorganizations ; or (e) by the dissolution or liquidation of the Company, whichever occurs first . xi. effects of the withdrawal of the manager from the bodies of the issuer on his rights under the share - based compensation plan In cases where there is a request for voluntary resignation, at the participant's own initiative, for any reason, before the conclusion of the vesting period, the participant will automatically lose, regardless of prior notice or indemnity, the right to receive the bonus in shares . In the event of dismissal without cause, the participant may be entitled to receive the equivalent proportional to the period worked (pro rata), provided that it is authorized by the Board of Directors . In the event that the participant's dismissal occurred at the Company's initiative and was based on just cause, the participant will automatically lose, regardless of prior notice or indemnity, the right to receive the Stock Bonus . In the event of death or permanent disability of the participant : the amount in national currency equivalent to the bonus in shares will be paid in full directly to the participant (in case of permanent disability) or to their heirs and/or beneficiaries (in case of death), within 18 (eighteen) months from the date of the regular official finding, under the terms of the applicable legislation and by the competent body, of the state of permanent disability or death, as the case may be . Any exceptions to the treatment to be given in the event of dismissal will be subject to analysis and deliberation by the Board of Directors . 5. Stock - based compensation (Stock options) Justification for not filling out the table : No stock options were granted by the Company to its managers and there was no exercise of stock options by the Company's managers in the current fiscal year and in the last three fiscal years, as the Company does not have a stock option plan . 6. Grant of stock options No stock options have been granted by the Company to its managers, there has been no stock option in the last three fiscal years and there is no provision for the current fiscal year of any exercise of stock options by the Company's managers . 7. Open options There were no open options for the Company's management at the end of the last fiscal year . 8. Options exercised and shares delivered Not applicable, given that no stock option has been exercised by the Company's management in the last three fiscal years, as the Company does not have a stock option plan . 9. Potential dilution by grant of shares The delivery of shares does not entail dilution in the event of the granting of all shares to the beneficiaries, since only shares held in treasury are delivered . 10. Grant of shares Grants of shares planned for the current fiscal year (2026) Statutory Board of Officers Board of Directors 2.00 9.00 Total number of members 2.00 0.00 No. of paid members 06/30/2026 N/A Date of grant 192,903 N/A Number of shares granted (A)

3 years N/A Maximum deadline for delivery of shares After the delivery of the shares there is no additional restriction period N/A Period of restriction on the transfer of shares 24.00 N/A Fair value of shares on grant date (B) 4,629,672.00 N/A Multiplication of the number of shares granted by the fair value of the shares on the date of grant (A x B) Grants of shares for the fiscal year ended on June 30, 2025 Statutory Board of Officers Board of Directors 2.00 9.00 Total number of members 0.00 0.00 No. of paid members N/A N/A Date of grant 0 0 Number of shares granted (A) N/A N/A Maximum deadline for delivery of shares N/A N/A Period of restriction on the transfer of shares N/A N/A Fair value of shares on grant date (B) N/A N/A Multiplication of the number of shares granted by the fair value of the shares on the date of grant (A x B) Grants of shares for the fiscal year ended on June 30, 2024 Statutory Board of Officers Board of Directors 2.00 9.00 Total number of members 0.00 0.00 No. of paid members N/A N/A Date of grant 0 0 Number of shares granted (A) N/A N/A Maximum deadline for delivery of shares N/A N/A Period of restriction on the transfer of shares

N/A N/A Fair value of shares on grant date (B) N/A N/A Multiplication of the number of shares granted by the fair value of the shares on the date of grant (A x B) Grants of shares for the fiscal year ended on June 30, 2023 Statutory Board of Officers Board of Directors 2.00 9.00 Total number of members 2.00 0.00 No. of paid members 06/30/2023 N/A Date of grant 269,621 0 Number of shares granted (A) 3 years N/A Maximum deadline for delivery of shares After the delivery of the shares there is no additional restriction period N/A Period of restriction on the transfer of shares BRL 24.14 N/A Fair value of shares on grant date (B)* 6,508,650.94 N/A Multiplication of the number of shares granted by the fair value of the shares on the date of grant (A x B) * During the fiscal year 2025 and 2024, there was no grant of shares. The number of shares granted is considered net of charges paid by the Company.

8.11 Shares Delivered

Fiscal Year: June 30, 2025

	Board of Directors	Statutory Board of Officers	Fiscal Council
Total number of members	9.00	2.00	3.00
No. of paid members	0.00	0.00	0.00
No. of shares	0	0	0
Weighted average acquisition price	0.00	0.00	0.00
Weighted average market price of the shares acquired	0.00	0.00	0.00
Multiply the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the acquired shares	0.00	0.00	0.00
Clarification	Board of Directors does not have stock-based compensation.	Statutory Board of Officers did not receive stock-based compensation in 2025.	The Fiscal Council does not have share-based compensation.

Fiscal Year: June 30, 2024

	Board of Directors	Statutory Board of Officers	Fiscal Council
Total number of members	9.00	2.00	3.00
No. of paid members	0.00	0.00	0.00
No. of shares	0	0	0
Weighted average acquisition price	0.00	0.00	0.00
Weighted average market price of the shares acquired	0.00	0.00	0.00
Multiply the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the acquired shares	0.00	0.00	0.00
Clarification	Board of Directors does not have stock-based compensation.	Statutory Board of Officers did not receive stock-based compensation in 2024.	The Fiscal Council does not have share-based compensation.

Fiscal Year: June 30, 2023 Fiscal Council Statutory Board of Officers Board of Directors 3.00 2.00 9.00 Total number of members 0.00 2.00 0.00 No. of paid members 0 269,621 0 No. of shares 0.00 24.14 0.00 Weighted average acquisition price 0.00 0.00 0.00 Weighted average market price of the shares acquired 0.00 6,508,650.94 0.00 Multiply the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the acquired shares The Fiscal Council does not have share - based compensation. Board of Directors does not have stock - based compensation. Clarification 8 . 12 Stock/option pricing (a) pricing model ; The Company adopts the ILPA (Long - Term Share - based Incentive Plan) model and, once certain key financial and strategic performance indicators of the Company (" KPIs ") are duly met, the Company will deliver to the Participant the number of Shares, free of charge, based on the price per Share of BRL 24 . 00 minus the amount per Share of the dividends declared by the Company during the vesting period (equivalent to the amount in national currency net of taxes) . (b) data and assumptions used in the pricing model, including the weighted average share price, strike price, expected volatility, option lifetime, expected dividends, and the risk - free interest rate ; The Company undertakes, once certain KPIs established in the program have been duly met, to deliver free of charge to the signatory Participant, on the Delivery Date, that is, after the vesting period, the number of Shares, based on the price per Share of BRL 24 . 00 minus the value per Share of the dividends declared by the Company during the vesting period, equivalent to the amount in local currency net of taxes of 50 % up to 125% (Multiple) of the Base Bonus (Stock Bonus) . (c) method used and assumptions assumed to incorporate the expected effects of early exercise ; The amount in local currency equivalent to the maximum potential number of Shares to be delivered to the Participant will be paid to the Participants within 30 days of the date of the corporate transaction in question and the ILPA Program will be terminated, in the event of an acquisition of control of the Company, under the terms of the applicable regulations, during the vesting period . For the purpose of calculating the amount to be paid to the Participant, the sale value of the Share in the transaction will be used, and the decision whether or not to implement a new long - term incentive plan in shares will be at the discretion of the person who takes control of the Company . For the purposes of this condition, any corporate reorganizations of the economic group, there is an acquisition of control of the Company, under the terms of the applicable regulations . (d) how to determine the expected volatility ; and Item not applicable . (e) whether any other characteristics of the option have been incorporated into the measurement of its fair value All relevant criteria and assumptions have been indicated in the items above. 8.13 Holdings held by agency The interests in shares, quotas and other convertible securities, held by managers and members of the fiscal council, directly or indirectly, grouped by body, on the closing date of the last fiscal year are indicated below: Securities - Fiscal Year Ended on June 30, 2025 Option Actions ADRs backed by shares issued by the Company Common Shares of Issuance of the Company 0 19,018,305* 17,084,720* Board of Directors 0 0 210,174 Board of Officers 0 0 0 Fiscal Council *Totaling 36.103.025, as disclosed in the securities form for the month of June 2025. 8.14 Pension plans Not applicable, given that the Company does not offer pension plans to the members of the Board of Directors and the Board of Officers.

8.15 Minimum, average and maximum compensation (annual values)

	Statutory Board of Officers			Board of Directors			Fiscal Council		
	06/30/2025	06/30/2024	06/30/2023	06/30/2025	06/30/2024	06/30/2023	06/30/2025	06/30/2024	06/30/2023
No. of members	2.00	2.00	2.00	9.00	9.00	9.00	3.00	3.00	3.00
No. Of paid members	2.00	2.00	2.00	9.00	9.00	9.00	3.00	3.00	3.00
Highest Actual Compensation Amount	3,956,936.61	3,545,543.89	4,972,961.27	2,878,234.00	2,780,002.70	2,655,461.55	122,584.53	116,270.53	108,042.19
Lowest Actual Compensation Amount	2,569,306.60	2,855,283.54	3,648,977.33	382,196.00	369,163.11	149,730.00	122,584.53	116,270.53	108,042.19
Average actual compensation	3,263,121.60	3,200,413.72	4,310,969.30	974,810.67	935,034.11	875,686.99	122,584.53	116,270.53	108,042.19

Comments and clarifications

	Statutory Board of Officers	
	Observation	**Clarification**
June 30, 2025	For the purposes of calculating the lowest annual compensation, the members of the Statutory Board of Officers who held the position for less than 12 months were disregarded, as provided for in the Annual Circular Letter 2024 CVM/SEP. 1. Amount of the highest compensation: Considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months in the body. 2. Amount of the lowest compensation: Considers the lowest annual individual compensation effectively received, including only members who remained 12 months in the body, excluding those who remained for a shorter period. 3. Average amount of compensation: Total amount of compensation paid divided by the reported number of members paid in the period in question.	
June 30, 2024	For the purposes of calculating the lowest annual compensation, the members of the Statutory Board of Officers who held the position for less than 12 months were disregarded,as provided for in the Annual Circular Letter 2023 CVM/SEP. 1. Highest Compensation Amount: Considers the highest annual individual compensation effectively received, considering all members, and the member With the highest compensation, he remained 12 months in the agency . 2. Amount of the lowest compensation : Considers the lowest annual individual compensation effectively received, including only members who remained 12 months in the body, excluding those who remained for a shorter period . 3. Average amount of compensation : Total amount of compensation paid divided by the reported number of members paid in the period in question . For the purposes of calculating the lowest annual compensation, the members of the Statutory Board of Officers who held the position for less than 12 months were disregarded,as provided for in the Annual Circular Letter 2023 CVM/SEP . 1. Highest Compensation Amount : Considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation, he remained 12 months in the agency . 2. Amount of the lowest compensation : Considers the lowest annual individual compensation effectively received, including only members who remained 12 months in the body, excluding those who remained for a shorter period . 3. Average amount of compensation : Total amount of compensation paid divided by the reported number of members paid in the period in question . June 30, 2023 Board of Directors Clarification Observation For the purposes of calculating the lowest annual compensation, the members of the Board of Directors who held the position for less than 12 months were disregarded, as provided for in the Annual Circular Letter 2024 CVM/SEP . 1. Amount of the highest compensation : Considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months in the body . 2. Amount of the lowest compensation : Considers the lowest annual individual compensation effectively received, including only members who remained 12 months in the body, excluding those who remained for a shorter period . June 30, 2025

3. Average amount of compensation: Total amount of compensation paid divided by the reported number of members paid in the period in question. For the purposes of calculating the lowest annual compensation, the members of the Board of Directors who held the position for less than 12 months were disregarded, as provided for in the Annual Circular Letter 2023 CVM/SEP . 1. Highest Compensation Amount : Considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation, he remained 12 months in the agency . 2. Amount of the lowest compensation : Considers the lowest annual individual compensation effectively received, including only members who remained 12 months in the body, excluding those who remained for a shorter period . 3. Average amount of compensation: Total amount of compensation paid divided by the reported number of members paid in the period in question. June 30, 2024 For the purposes of calculating the lowest annual compensation, the members of the Board of Directors who held the position for less than 12 months were disregarded, as provided for in the Annual Circular Letter 2023 CVM/SEP . 1. Highest Compensation Amount : Considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation, he remained 12 months in the agency . 2. Amount of the lowest compensation : Considers the lowest annual individual compensation effectively received, including only members who remained 12 months in the body, excluding those who remained for a shorter period . 3. Average amount of compensation: Total amount of compensation paid divided by the reported number of members paid in the period in question. June 30, 2023 Fiscal Council Clarification Observation For the purposes of calculating the lowest annual compensation, the members of the June 30, 2025

Fiscal Council who held the position for less than 12 months were disregarded, as provided for in the Annual Circular Letter 2024 CVM/SEP. 1. Amount of the highest compensation : Considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation remained 12 months in the body . 2. Amount of the lowest compensation : Considers the lowest annual individual compensation effectively received, including only members who remained 12 months in the body, excluding those who remained for a shorter period . 3. Average amount of compensation : Total amount of compensation paid divided by the reported number of members paid in the period in question . For the purposes of calculating the lowest annual compensation, the members of the Fiscal Council who held the position for less than 12 months were disregarded, as provided for in the Annual Circular Letter 2023 CVM/SEP . 1. Highest Compensation Amount : Considers the highest annual individual compensation effectively received, considering all members, and the member with the highest compensation, he remained 12 months in the agency . 2. Amount of the lowest compensation : Considers the lowest annual individual compensation effectively received, including only members who remained 12 months in the body, excluding those who remained for a shorter period . 3. Average amount of compensation : Total amount of compensation paid divided by the reported number of members paid in the period in question . June 30, 2024 For the purposes of calculating the lowest annual compensation, the members of the Fiscal Council who held the position for less than 12 months were disregarded, as provided for in the Annual Circular Letter 2023 CVM/SEP . 1. Highest Compensation Amount : Considers the highest annual individual compensation effectively received, considering all members, and the member With the highest compensation, he remained 12 months in the agency . 2. Amount of the lowest compensation : Considers the lowest annual individual compensation effectively received, including only members who remained 12 months in the body, excluding those who remained for a shorter period . 3. Average amount of compensation : Total amount of compensation paid divided by the reported number of members paid in the period in question . June 30, 2023

16. Compensation/indemnity mechanisms The Company does not have contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for managers in the event of dismissal or retirement . 17. Related parties percentage in compensation Not applicable, given that the Company does not have controlling shareholders . 18. Compensation - Other functions Not applicable, given that none of the members of the Board of Directors, the Board of Officers or the Fiscal Council, in the last three fiscal years, or will be, in the current fiscal year, have been remunerated for functions other than those they occupy . 19. Recognized compensation of the controlling shareholder/subsidiary In the last three fiscal years and there are no amounts paid as compensation to members of our Board of Directors, Fiscal Council and Statutory Board of Officers recognized in the results of companies under common control and/or our subsidiaries for the current fiscal year . In addition, the Company does not have a controlling shareholder . 20. Other relevant information No other relevant information . Página 83 de 112

EXHIBIT V – C OMPARISON OF THE B YLAWS WITH THE PROPOSED CHANGES See below a report which details the origin and justification for the proposed changes and analyzes its legal and economic effects, in accordance with article 12, II, of CVM Resolution 81: Página 84 de 112 Justification Proposed change Current wording Inclusion of provision to specify and clarify that the Company's shares are book - entry shares. Article 6 – The Company’s capital stock, fully subscribed and paid - in, is of one billion, five hundred eighty - seven million, nine hundred eighty - seven thousand, six hundred sixty - five Brazilian Reais and seven cents (BRL 1 , 587 , 987 , 665 . 07 ), divided in one hundred two million, six hundred eighty - three thousand, four hundred forty - four ( 102 , 683 , 444 ) common shares, all nominative , book - entry and with no par value . Article 6 – The Company’s capital stock, fully subscribed and paid - in, is of one billion, five hundred eighty - seven million, nine hundred eighty - seven thousand, six hundred sixty - five Brazilian Reais and seven cents (BRL 1 , 587 , 987 , 665 . 07 ), divided in one hundred two million, six hundred eighty - three thousand, four hundred forty - four ( 102 , 683 , 444 ) common shares, all nominative and with no par value . Cross - reference adjustment, with no material change. Article 44 – Paragraph 7 – The obligations set forth in article 254 - A of Corporation Law and Article 41 Article 43 of these Bylaws do not exclude the compliance by the Acquirer of Material Shareholding with the obligations set forth in this Article, except as provided in Article 46 and 47 of this Bylaws Article 44 – Paragraph 7 – The obligations set forth in article 254 - A of Corporation Law and Article 41 of these Bylaws do not exclude the compliance by the Acquirer of Material Shareholding with the obligations set forth in this Article, except as provided in Article 46 and 47 and of this Bylaws * . * . *

EXHIBIT VI — A MENDED AND R ESTATED B YLAWS WITH C HANGES H IGHLIGHTED CONSOLIDATED BYLAWS OF BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS Publicly Held Company with Authorized Capital Corporate Taxpayer’s ID (CNPJ/MF) No. 07.628.528/0001 - 59 Corporate Registry (NIRE): 35.300.326.237 Página 85 de 112 CHAPTER I NAME, HEAD OFFICE, PURPOSE, AND DURATION Article 1 BrasilAgro – Companhia Brasileira de Propriedades Agrícolas is a corporation governed by these Bylaws and Other applicable law (“ Company ”). Article 2 The Company is headquartered in the City of São Paulo, State of São Paulo . By resolution of the Board of Directors, the address of the Company's headquarters may be changed, and branches or offices may be established, relocated, or dissolved in any part of the national territory . Article 3 The Company’s corporate purpose is: I the exploitation of agricultural, livestock, and forestry activities of any kind and nature, and the rendering of services directly or indirectly related; II the purchase, sale and/or lease of properties, land, buildings and real estate in rural and/or urban areas; III the import and export of agricultural and livestock - related products and inputs; IV the intermediation in real estate operations of any kind; V the participation in other companies as quotaholder or shareholder, and in commercial undertakings of any nature, in Brazil and/or abroad, directly or indirectly related to the objectives described herein ; VI the management of its own assets and those of third parties; and VII the storage and warehousing of agricultural products for third parties.

Article 4 With the Company's admission to the special listing segment called Novo Mercado of B 3 S . A . - Brasil, Bolsa, Balcão (" Novo Mercado " and " B 3 ", respectively), the Company, its shareholders, including controlling shareholders, management and members of the Fiscal Council, if any, are subject to the provisions of the B 3 Novo Mercado Listing Regulations (" Novo Mercado Listing Regulations ") . Article 5 The Company has an indefinite term . CHAPTER II CAPITAL STOCK AND SHARES Article 6 The Company’s capital stock, fully subscribed and paid - in, is of one billion, five hundred eighty - seven million, nine hundred eighty - seven thousand, six hundred sixty - five Brazilian Reais and seven cents (BRL 1 , 587 , 987 , 665 . 07 ), divided in one hundred two million, six hundred eighty - three thousand, four hundred forty - four ( 102 , 683 , 444 ) common shares, all nominative , book - entry and with no par value . Article 7 The Company is authorized to increase its capital stock up to the limit of Three billion Brazilian Reais (BRL 3 , 000 , 000 , 000 . 00 ), regardless of any changes of these Bylaws, pursuant to article 168 of Law No . 6 . 404 , of December 15 , 1976 , as amended (" Corporation Law ") . Paragraph 1 Within the limits of authorized capital and by resolution of the Board of Directors, the Company may increase the capital stock by issuing shares, debentures convertible into shares and subscription warrants . The Board of Directors will stablish the conditions of the issue, including price and payment term . Paragraph 2 Within the limits of authorized capital and according to the plans approved by the General Shareholders’ Meeting, the Board of Directors may grant stock options or subscriptions of shares to its managers and employees, as well as to the managers and employees of other companies that are directly or indirectly controlled by the Company, without preemptive rights for the shareholders . Paragraph 3 The issuance by the Company of beneficial interest is herewith prohibited . Article 8 The capital stock will be represented exclusively by common shares and each common share will correspond to the right to one vote in the resolutions of the General Shareholders’ Meeting . Article 9 At the Board of Directors' discretion, preemptive rights may be excluded or reduced in the issuance of shares, debentures convertible into shares, and subscription warrants, whose Página 86 de 112 placement is made through stock exchange or public subscription, or through an exchange for shares in a public offering for the acquisition of control, under the terms established by law, within the limit of authorized capital . CHAPTER III SHAREHOLDERS’ MEETING Article 10 The Shareholders’ will hold ordinary meetings every year and, extraordinary meetings, whenever convened pursuant to the terms of Corporation Law or these Bylaws. Paragraph 1 The resolutions of the General Shareholders’ Meeting are subject to an absolute majority of votes present, not counting blank votes, except in the special cases foreseen by law and these Bylaws . Paragraph 2 The General Shareholders’ Meeting can only resolve on matters of the agenda, pursuant to the respective call notice, subject to the exceptions set forth in the Corporation Law . Paragraph 3 At the General Shareholders’ Meeting, the shareholders shall present, preferably at least two (2) days in advance, the documents proving their identity, ownership of the shares of the Company and, as the case may be, their representation . Paragraph 4 The shareholder may be represented in the General Shareholders’ Meeting by an attorney - in - fact appointed less than one (1) year provided he/she is a shareholder, a manager of the Company, a lawyer, a financial institution or an investment fund manager that represents the joint owners . Paragraph 5 The resolutions of the General Shareholders’ Meeting must be drawn up as a summary of the facts occurred, briefly indicating the vote of the shareholders present, the blank votes and abstentions ; and, by resolution of the shareholders representing the majority of the voting shares present at the meeting, the minutes shall be published with omission of signatures . Article 11 The General Shareholders’ Meeting shall be installed and chaired by the chairman of the Board of Directors or, in its absence, installed and chaired by other member of the Board of Directors, Board of Officers or shareholder appointed by writing by the chairman of the Board of Directors . The chairman of the General Shareholders’ Meeting may appoint up to two (2) secretaries . Article 12 In addition to the provisions established by applicable law, the General Shareholders’ Meeting shall have exclusive responsibility to convene upon the following matters: Página 87 de 112

I Página 88 de 112 elect and dismiss the members of the Board of Directors; II set the overall annual Compensation of the members of the Board of Directors and the Board of Officers, as well as that of the members of the Fiscal Council; III allocate share bonuses and decide on any grouping and splitting of shares; IV approve stock option or stock subscription plans for the managers and employees of the Company, as well as for the managers and employees of other companies that are directly or indirectly controlled by the Company ; V resolve, according to the proposal presented by the management, on the Destination of the profit of the fiscal year and the distribution of dividends; VI elect the liquidator, as well as the Fiscal Council that must function within the liquidation period; VII resolve on the cancellation of the Company’s registration as a publicly held company with the CVM; VIII resolve on the issuance of shares, debentures convertible into shares and subscription warrants in an amount exceeding the authorized capital; IX resolve on the execution of transactions with related parties, the sale or contribution of assets to another company, in case the transaction exceeds fifty percent ( 50% ) of the value of the total assets of the Company, as per the last approved balance sheet ; and X file for bankruptcy, judicial or extrajudicial recovery, liquidation or dissolution of the Company. Article 13 The General Shareholders’ Meeting may also be convened to exempt a public tender offer ( oferta pública para aquisição de ações or “ PTO ”) for delisting of Novo Mercado, which shall be convened on first call with the presence of shareholders representing at least two - thirds ( 2 / 3 ) of the Free Float . If said quorum is not reached, the General Shareholders’ Meeting may be convened on second call with the presence of shareholders representing any number of shares of the Free Float . The resolution concerning the exemption of the PTO must be approved by a majority of the votes of shareholders holding Free Float present at the General Shareholders’ Meeting, as provided for in the Novo Mercado Listing Regulation . Sole Paragraph For the purposes of these Bylaws, “ Free Float ” means all shares issued by the Company, Other than those held by the controlling shareholder, any related persons, managers of the Company and treasury stock .

CHAPTER IV MANAGEMENT Section I – Common provisions to the management bodies Página 89 de 112 The Company shall be managed by the Board of Directors and by the Board of Article 14 Officers. Paragraph 1 The members of the Board of Directors and the Board of Directors will take office upon the (i) signature of the investiture term drawn up in the proper book, which will contemplate its subjection to the arbitration clause, provided for in Article 53 of these Bylaws ; and (ii) compliance with the applicable legal requirements . Paragraph 2 The members of the Board of Directors and Board of Officers shall remain in their roles until the investiture of its replacements, except in case of otherwise resolved by the General Shareholders’ Meeting or by the Board of Directors, as the case may be . Paragraph 3 The roles of chairman of the Board of Directors and Chief Executive Officer (CEO) or main executive of the Company may not be accumulated by the same individual, except in the event of vacancy, pursuant to the terms of the Novo Mercado Listing Regulation . Article 15 The General Shareholders’ Meeting will set the annual global Compensation for distribution among the managers, and the Board of Directors will be responsible for distributing the amount individually, after considering the opinion of the Compensation Committee . Article 16 Any of the management bodies validly meets with the presence of the majority of its members and resolves by the vote of the Absolute majority of those present, except as provided in Article 22 of these Bylaws . Sole Paragraph Prior call notice shall be required for the meetings of the management bodies, pursuant to the terms of these Bylaws . Prior call for the meeting as a condition for its validity shall only be exempted if all its members are present . The member of the management body who can not attend the meeting in person or by any means, as provided for in these Bylaws, shall also be deemed present and may cast a vote, if he/she so wished, if he/she sends a written communication to the chairman of the respective body and/or to the secretary of the meeting, stating its vote instructions to be cast on his/her behalf at the meeting, in which case the vote may only be computed if is given under the terms of the written communication sent by the member in question .

Section II – Board of Directors Article 17 The Board of Directors shall be comprised by, at least five (5) and at most nine (9) members, all elected and dismissed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being allowed. Paragraph 1 With regards to the Board of Directors, at least two (2) members or twenty percent ( 20% ) of the Board of Directors, whichever is greater, must be independent directors, pursuant to the definition of the Novo Mercado Listing Regulation . The characterization of the nominees to the Board of Directors as independent directors must be decided by the General Shareholders’ Meeting that elects them . Paragraph 2 When a fractional number results from the percentage referred to in the above paragraph, it will be rounded up to the next whole number, according to the Novo Mercado Listing Regulation . Paragraph 3 At the General Shareholders’ Meeting, the shareholders must decide on the actual number of members that should comprise the Board of Directors . Paragraph 4 The Director must have an unblemished reputation, and may not be elected, unless exempted by the General Shareholders’ Meeting, anyone who (i) holds positions in companies that may be considered competitors of the Company ; or (ii) represents conflicting interests with the Company . Paragraph 5 To better perform its functions, the Board of Directors will have the assistance of the Compensation Committee, the Executive Committee, the Audit Committee, and other committees that may be created by resolution of the Board of Directors itself . The Committees will always act with the intention of advising the Board of Directors, without any binding decision power over it . The Committees will be integrated by people appointed by the Board of Directors among the members of the management and/or other people linked directly or indirectly to the Company . Paragraph 6 The acting members of the Board of Directors will automatically be considered for reelection by joint proposal of the members of the Board of Directors . In case the cumulative voting procedure ( voto múltiplo ) has not been requested, the members of the Board of Directors shall decide by an absolute majority of those present at the meeting to propose the name of replacement candidates to replace any acting member of the Board of Directors who declines reelection, to the extent that such nomination is necessary to compose the slate of candidates for the positions on the Board of Directors, pursuant to Article 18 below . If the cumulative voting procedure has Página 90 de 112 been requested, each acting member of the Board of Directors will be considered as a candidate for reelection to the Board of Directors and no replacement candidates will be nominated for the position of any acting member who declines reelection . Paragraph 7 If the Company receives a written request from shareholder wishing to request the adoption of cumulative voting procedure, pursuant to article 141 , paragraph 1 of Corporation Law, the Company will disclose the receipt and the content of such request (i) immediately, by electronic means, to the CVM and to B 3 ; and (ii) within two (2) days of receipt of the request, counting only days when the newspapers usually used by the Company are in circulation, by publishing a notice to shareholders . Paragraph 8 If any shareholder wishes to appoint one or more representatives to compose the Board of Directors who are not members in its most recent composition, such shareholder must notify the Company in writing, preferably five (5) days prior to the General Shareholders’ Meeting that will elect the members of the Board of Directors, containing the information of the candidates required by applicable regulation, including its name, qualifications and professional resume . If the appointment of one or more candidates to compose the Board of Directors is received, the Company will disclose the receipt and the content of the appointment, electronically, via notice to shareholders . Article 18 If the adoption of cumulative voting procedure has not been requested for the election of the members of the Board of Directors, the General Shareholders’ Meeting shall vote by means of plates previously registered with the presiding of the meeting and shall assure to shareholders holding, individually or in group, at least fifteen percent ( 15% ) of the Company’s common shares, provided that such percentage may be reduced according to the understanding and/or regulation of CVM, the right to elect in a separate vote, a member to compose the Board of Directors . The presiding of the meeting shall not accept the registration of any plates in violation of the provisions of this Article . Article 19 The Board of Directors shall have one (1) chairman and one (1) vice chairman, who shall be elected by an absolute majority of votes of those present, at the meeting of the Board of Directors held after the investiture of such members, or whenever a resignation or vacancy occurs in those positions . The vice - chairman will exercise the chairman’s position in his absences, regardless of any formality . In the event of absence of both the chairman and the vice - chairman of the Board of Directors, the duties of the chairman will be performed by another member of the Board of Directors appointed by the chairman . Sole Paragraph The chairman or vice - chairman of the Board of Directors will convene and preside over the meetings of the Board of Directors and the General Shareholders’ Meeting, except in the cases of General Shareholders’ Meeting, in which he/she appoints Página 91 de 112 in writing a member of the Board of Directors, Board of Officers or shareholder to preside over the meeting . Article 20 The Board of Directors shall meet, ordinarily, six (6) times a year and, extraordinarily, whenever called by the chairman or by the majority of its members . The meetings of the Board of Directors may be held by conference call, videoconference or by any other means of communication that allows the identification of the member and simultaneous communication with all other individuals present at the meeting . Paragraph 1 Meetings will be called by written notice delivered to each member of the Board of Directors at least five (5) business days in advance, which must include the agenda, date, time, and place of the meeting . Paragraph 2 All resolutions taken by the Board of Directors will be recorded in the minutes drawn up in the B ook of Minutes of the Board of Directors Meetings and signed by the directors present . Article 21 In addition to the provisions established by applicable law and by these Bylaws, the Board of Directors shall have exclusive responsibility to convene upon the following matters : I. to give general guidelines on the Company’s business ; II. to elect and remove the Board of Officers; Página 92 de 112 III to assign each member of the Board of Officers to its respective responsibilities, including the Investor Relations Officer, subject to the provisions of these Bylaws; IV to convene the General Shareholders’ Meeting, when deemed convenient, or pursuant to the rules or article 132 of Corporation Law; V to inspect the management of the members of the Board of Officers, examining, at any time, the Company’s books and records and requesting information about agreements executed or about to be executed and any other acts ; VI to appoint and dismiss of the independent auditors, considering the recommendations of the Audit Committee or Fiscal Council, as applicable; VII to summon the independent auditors to provide necessary clarifications on any matter; VIII to appraise the management report and the accounts of the Board of Officers, accompanied by the independent auditors' report, and resolve on its submission to the General Shareholders’ Meeting ;

IX Página 93 de 112 to approve the annual and multi(annual) budgets, strategic plans, expansion projects and investment programs, as well as to monitor its execution; X to manifest itself previously about any subject to be submitted to the General Shareholders’ Meeting; XI to authorize the issuance of shares, debentures convertible into shares and subscription bonuses of the Company, within the limits authorized in Article 7 of these Bylaws, establishing the conditions of issuance, including price and payment terms, also being entitled to exclude the preemptive right or reduce the term for its exercise in the issuance of shares, subscription bonuses and convertible debentures, the placement of which is made through sale on the stock exchange or by public subscription or in a PTO for acquisition of control, under the terms established by the applicable law, pursuant to Article 9 ; XII to resolve on the acquisition by the Company of shares of its own issuance, to be maintained in treasury and/or further retired or disposed; XIII to grant stock options or share subscription plans to the managers and employees of the Company, as well as to the managers and employees of other companies that are controlled directly or indirectly by the Company, without preemptive rights to the shareholders under the terms of the plans approved by the General Shareholders’ Meeting, after considering the opinion of the Compensation Committee ; XIV to establish the amount of profit sharing for the Officers and employees, after considering the opinion of the Compensation Committee; XV to distribute among the Officers, individually, a portion of the management's overall annual compensation fixed by the General Shareholders’ Meeting, after considering the opinion of the Compensation Committee ; XVI to approve, after considering the opinion of the Compensation Committee, the execution of any agreement between the Company and each Officer that contemplates the payment of amounts, including the payment amounts as indemnification, due to : (i) the Officer’s voluntary or involuntary dismissal ; (ii) change of control ; (iii) any other event . XVII to issue simple debentures, not convertible into shares and without collateral; XVIII to grant any guarantees for third - party obligations; XIX to establish the competence of the Board of Officers to issue any credit instruments for funding, be they bonds, notes, commercial papers or other commonly used in the market, also deciding on the conditions for issuance and redemption, and may, int the case it defines, require the prior approval of the Board of Directors as a condition for validity of the act ; Página 94 de 112 XX to approve the hiring of a service rendering company for bookkeeping; XXI to dispose, pursuant to these Bylaws and the applicable law, about the agenda of its works and adopt or edit regimental rules for its operation; XXII to decide on the payment or credit of interest on equity to shareholder, under the terms of applicable law; XXIII to approve that the Board of Officers or any subsidiary of the Company sells or encumbers real estate properties and/or permanent asset ; acquires real estate properties and/or permanent assets ; and also, undertakes financial commitments associated with projects in which the Company or the subsidiary intends to invest, whenever the amount of the transactions undertook exceeds, in the aggregate, ten million Brazilian Reais (BRL 10 , 000 , 000 . 00 ), within the period of one (1) year ; XXIV to approve that the Board of Officers proceeds with the incurrence of indebtedness for borrowed money by the Company, whenever the principal amount of the outstanding loans undertook, exceed, in the aggregate, ten million Brazilian Reais (BRL 10 , 000 , 000 . 00 ) ; XXV to approve the release of financial statements and the distribution of interest on the shareholders equity ( juros sobre o capital próprio ) in periods equal to or less than six (6) months, to the account of profits ( conta de lucros ) verified in such financial statements, the retained earnings account ( conta de lucros acumulados ) or the profit reserves account ( conta de reserva de lucros existentes ) existing in the last annual or semiannual balance sheet, as provided for in these Bylaws and in the applicable legislation . XXVI to authorize the Board of Officers to implement the creation and suppression of subsidiaries of the Company and the participation of the Company in the capital stock of other companies in Brazil or abroad . Also, to authorize statutory modifications and corporate reorganizations in the subsidiaries, and the request for judicial or extrajudicial reorganization or bankruptcy of the Company or its subsidiaries . XXVII to authorize the Board of Officers to grant powers of attorney on behalf of the Company; XXVIII to approve internal regulations, when aplicable, and the following regulatory acts of the Company : (a) Code of Conduct ( Código de conduta ) ; (b) Compensation Policy ( Política de remuneração ) ; (c) Policy for the appointment and filing of positions on the Board of Directors, advisory committees and Board of Officers ( Política de indicação e preenchimento de cargos de Conselho de Administração, comitês de assessoramento e Diretoria Estatutária ) ; (d) Risk Management Policy ( Política de Gerenciamento de Riscos) ; (e) Policy for Transactions with Related Parties ( Política de Transações com Partes Relacionadas ) ; and (f) Policy on Securities Exchange ( Política de Negociação de Valores Mobiliários ) ; Página 95 de 112 XXIX to approve the budget of the internal audit team, and of the other advisory committees, if and when established; XXX to prepare and disclose a grounded opinion manifesting itself favorably or against any PTO that has as object the shares issued by the Company, disclosed within fifteen (15) days from the publication of the PTO notice, with regard to : (i) the convenience and opportunity of the PTO as to the interest of the Company and of the shareholders as a whole, including as to the price and the potential impacts on the liquidity of the securities held by them ; (ii) the strategic plans disclosed by the offeror in relation to the Company ; (iii) the alternatives to the acceptance of the PTO available in the market, as well as the information required by the applicable rules established by the CVM ; and XXXI to elect the members of the Audit Committee, Compensation Committee, Executive Committee and other non - statutory advisory committees, if any. Paragraph 1 The members of the Board of Directors who are also Officers shall abstain from voting on the matters provided for in items Error! Reference source not found . , Error! Reference source not found . e Error! Reference source not found . of this Article 21 . Paragraph 2 The Company will not grant financing or guarantees to the members of the Board of Directors or its Officers, except under a stock option plan or under a long - term incentive stock plan . Article 22 The approval of the qualified majority of two - thirds of the members of the Board of Directors is required to resolve on the matters listed below, except for the one listed on item VI, for which the approval of the qualified majority of three - fourths of the members of the Board of Directors is required : I proposal for redemption, repurchase or amortization of shares ; II proposal for creation or issuance of subscription warrants or other securities convertible into Company’s shares;

III Página 96 de 112 proposal of merger (incorporação ) of the Company into another Company, merger (incorporação ) of another company the Company ; merger of shares (incorporação de ações ) involving the Company, amalgamation ( fusão ) or spin - off ( cisão ) ; IV proposal for winding - up, liquidation or extinction of the Company, or suspension of the condition of liquidation of the Company; V proposal for participation of the Company in a group of companies; and VI proposal for change in the corporate purpose of the Company. Section III – Compensation Committee Article 23 The Compensation Committee will consist of three (3) members, appointed and dismissible by the Board of Directors . The members will be appointed from among the members of the Board of Directors, who must be independent in relation to the members of the Board of Officers and may not be Officers, spouses of Officers or relatives to the third degree of Officers . The Compensation Committee will exercise advisory functions according to its internal regulation and will also assist the Board of Directors to establish the terms of compensation and other benefits and payments to be received for any reason from the Company by the Officers and Directors . The Compensation Committee shall be responsible for : I submit to the Board of Directors a proposal for distribution of the annual global compensation among the Officers and members of the Board of Directors; II opine about the granting of stock options or share subscriptions to the managers and/or employees of the Company; III opine upon the participation of the Officers and employees of the Company in the profits; and IV opine about any agreement to be entered into between the Company and any Officer that contemplates the payment of amounts due to the voluntary or involuntary dismissal of any Officer, change of control or any other similar event, including the payment of amounts as indemnification . Section IV – Executive Committee Article 24 The Board of Directors will appoint, from among its members, three (3) members of the Board of Directors to compose the Executive Committee . The Executive Committee will exercise consulting functions in accordance with its internal regulation and will assist the Board of Directors in its function as a supervisory body, opining and/or periodically reviewing certain strategic and/or financial matters of the Company. The Executive Committee is responsible for: I opine upon: a. the business plans of the Company; Página 97 de 112 b. the annual and multi(annual) budgets, strategic plans, expansion projects and investment programs, as well as to monitor its execution; and c. any capital investment or disinvestment in amount exceeding ten million Brazilian Reais (BRL 10,000,000,00). II periodically revise the financial requirements for transactions exceeding ten million Brazilian Reais (BRL 10,000,000,00). Section V – Board of Officers Article 25 The Board of Officers, whose members shall be elected and dismissible at any time by the Board of Directors, shall consist of two (2) to six (6) Officers, one of them being the Chief Executive Officer and the others with no specific designation, all with a term of office of one (1) year, reelection being allowed . The Board of Directors will appoint one of the Officers of the Company for the position of Investor Relations Officer . Paragraph 1 The election of the Board of Officers shall occur up to five (5) business days after the General Shareholders’ Meeting, and the investiture of those elected may coincide with the expiration of the term of office of their predecessors . Paragraph 2 In his absences, the Chief Executive Officer will be replaced by another Officer chosen by the Chief Executive Officer . In the event of a vacancy of the position of Chief Executive Officer, if there is no previously designated successor, his or her replacement will be chosen by resolution of the Board of Directors in a meeting to be called immediately by the chairman of the Board of Directors . Paragraph 3 The other Officers will be replaced, in cases of absence, by another Officer, chosen by the Chief Executive Officer . In the event of a vacancy in the position of Officer, the interim replacement will be chosen by the Chief Executive Officer and will take over the position of Officer until the first subsequent meeting of the Board of Directors, which will appoint a replacement for the remainder of the term of office . Paragraph 4 The Investor Relations Officer shall monitor the fulfillment of the obligations set forth in Article 44 of these Bylaws by shareholders of the Company and shall report to the General Shareholders’ Meeting and to the Board of Directors, when requested, his conclusions, reports and diligences . Paragraph 5 The Officers with no specific designation are responsible for assisting and helping the Chief Executive Officer in the management of the Company's business and for performing the activities related to the functions that have been assigned to them by the Board of Directors . Article 26 The Board of Directors have all powers to perform the acts necessary for the regular operation of the Company and the achievement of its corporate purpose, however special they may be, including the power to sell and encumber permanent assets, waive rights, compromise and agree, in compliance with the relevant legal or statutory provisions . It is responsible for managing the Company's business, in special : Página 98 de 112 I comply and enforce these Bylaws and the resolutions of the Board of Directors and the General Shareholders’ Meeting; II decide upon the opening, closure and change of addresses of branches, agencies, warehouses, offices and any other establishments of the Company, in Brazil or abroad; III submit, annually, to the appreciation of the Board of Directors, the management report and the accounts of the Board of Officers, accompanied by the independent auditors' report, as well as the proposal for the allocation of profits from the previous year ; IV elaborate and propose to the Board of Directors the annual and multi(annual) budgets, strategic plans, expansion projects and investment programs; V approve the creation and withdrawal of subsidiaries and the participation of the Company in the capital stock of other companies, in Brazil or abroad, considering the previous manifestation of the Board of Directors ; VI approve the sale or encumbrance of real estate properties and/or permanent assets ; the acquisition of real estate properties and/or permanent assets ; and, also, the assumption of financial commitments associated with projects in which the Company intends to invest, provided that the Board of Directors have approved such transactions, whenever the amount exceeds, in the aggregate, ten million Brazilian Reais (BRL 10 , 000 , 000 . 00 ) ; VII the incurrence of indebtedness for borrowed money by the Company, provided that the Board of Directors have approved such transaction, whenever the principal amount of the outstanding loans undertook, exceed, in the aggregate, ten million Brazilian Reais (BRL 10 , 000 , 000 . 00 ) ;

VIII Página 99 de 112 encumber real estate assets, assign proper rights or grant proper rights in loan guarantees; and IX decide on any matter that is note of exclusive competence of the General Shareholders’ Meeting or the Board of Directors. Article 27 The Chief Executive Officer is responsible for coordinating the activities of the other Officers and for guiding the implementation of activities related to the Company's general planning : I convene the Board of Officers meeting, in writing, at least five (5) business days in advance, and preside over them; II maintain the members of the Board of Directors informed on any activities of the Company and the progress of its operations; III propose, without exclusive initiative, to the Board of Directors, the role assignment to each Officer at the time of their respective election; IV exercise other functions that may be assigned to it by the Board of Directors; V appoint the replacement of the other Officers in cases of absence; and VI appoint the interim replacement of the other Officers in cases of vacancy, pursuant to Article 25 of these Bylaws. Article 28 As a general rule, and except for the cases dealt with in the subsequent Paragraphs, the Company will be represented by two (2) members of the Board of Officers, or by one (1) member of the Board of Officers together with one (1) attorney - in - fact, or by two (2) attorneys - in - fact, within the limits of their respective terms of office . Paragraph 1 The acts for which these Bylaws require prior authorization from the Board of Directors can only be performed if this condition is met. Paragraph 2 The Company may be represented by only one (1) Director or one (1) attorney - in - fact in the following cases: a. when the act to be practiced requires singular representation, it will be represented by any Officer or attorney - in - fact with special powers; b. when it comes to hiring service providers or employees; and

c. Página 100 de 112 when it comes to receiving and settling amounts due to the Company, issuing and negotiating, including endorsing and discounting bills related to its sales, as well as in the cases of correspondence that does not create obligations for the Company and the practice of simple routine administrative acts, including those practiced before government departments, mixed economy companies ( Sociedades de Economia Mista ), the Federal Revenue Service ( Secretaria da Receita Federal ), State Treasury Offices ( Secretaria das Fazendas Estaduais ), Municipal Treasury Offices ( Secretaria das Fazendas Municipais ), Commercial registries ( Juntas comerciais ), all judicial offices, in any instance, National Institute of Social Security ( Instituto Nacional do Seguro Social – INSS) , Unenployment Compensation Fund ( Fundo de Garantia por Tempo de Serviço – FGTS ) and their collecting banks, and others of an identical nature . Paragraph 3 The Board of Directors may authorize the practice of other acts binding the Company by only one of the members of the Board of Officers or an attorney - in - fact, or further, by adopting criteria of limited competence, which restrict, in certain cases, the representation of the Company to a single Officer or one attorney - in - fact . Paragraph 4 In the appointment of attorneys, the Company may observe the following : a. all powers of attorney shall be granted by the Chief Executive Officer, or his designee, jointly with any other Officer; b. the granting of any power of attorney will be subject to the prior approval of the Board of Directors; and c. all powers of attorneys must specify the extent of the powers granted, as well as its term, except in cases of ad judicia powers of attorney, which can be granted for an indefinite term . Paragraph 5 The Company may not be represented exclusively by attorneys - in - fact in the sale of real estate properties, assignment of real rights, or the granting of real rights for guarantee of loans, only if jointly with an Officer of the Company . Paragraph 6 Acts performed in violation of the provisions of this Article shall not be valid, nor shall they bind the Company . CHAPTER V FISCAL COUNCIL

Article 29 The Fiscal Council will operate on a permanent basis, always complying with the provisions set forth in the applicable law, in these Bylaws, and in the internal rules of the Fiscal Council . Sole Paragraph The remuneration of the members of the Fiscal Council will be set by the Ordinary General Shareholders’ Meeting that elects them, pursuant to paragraph 3 of article 162 of Corporation Law . Article 30 The Fiscal Council shall be comprised of three (3) to five (5) effective members and an equal number of alternates, whether shareholders or not, elected and dismissible at any time by the General Shareholders’ Meeting . In case the Company has a controlling shareholder or a group of controlling shareholders, the provisions of paragraph 4 of article 161 of Corporation Law shall apply . Paragraph 1 Shareholders who do not hold Material Equity Interest in the Company will be assured the right to elect, in a separate vote, one (1) effective member to the Fiscal Council and its respective alternate . Paragraph 2 The members of the Fiscal Council will have a unified term of office of one (1) year, reelection being allowed . Paragraph 3 At its first meeting, the members of the Fiscal Council will elect its chairman . Paragraph 4 The investiture of the members of the Fiscal Council will be conditioned to the prior signature of the term of investiture, which will contain their subjection to the arbitration clause set forth in Article 53 of these Bylaws, as well as the compliance with the applicable legal requirements . Article 31 The Fiscal Council will meet, in accordance with the applicable law, whenever necessary and will analyze, at least quarterly, the financial statements and financial information . Paragraph 1 Regardless of any formalities, a meeting will be considered regularly called when all members of the Fiscal Council attend it . Paragraph 2 The Fiscal Council resolves by an absolute majority of votes, with the majority of its members present . Paragraph 3 The Fiscal Council members can be replaced, in their absences and impediments, by their respective substitutes . Página 101 de 112

Article 32 In the event of a vacancy in the position of Fiscal Council member, the respective substitute will take his place ; if there is no substitute, the General Shareholders’ Meeting will be called to proceed with the election of a member for the vacant position . CHAPTER VI AUDIT COMMITTEE Article 33 The Audit Committee is a collective advisory body directly linked to the Board of Directors, which exercises its functions in accordance with the provisions of these Bylaws, its internal regulations, and the applicable CVM and B 3 regulations . Article 34 The Audit Committee shall operate on a permanent basis and shall be composed of three (3) members, with a term of office of two (2) years, reelection being allowed, appointed and dismissed by the Board of Directors, and shall observe the following requirements : (i) at least one (1) of the members of the Audit Committee shall also be member of the Board of Directors, (ii) at least one (1) of the members of the Audit Committee shall not be member of the Board of Directors ; (iii) at least one member of the Audit Committee (1) shall have recognized experience in corporate accounting matters, and (iv) the majority of the Audit Committee shall be comprised by independent members, as defined by CVM Resolution No . 23 , of February 25 , 2021 (" CVM Resolution 23 "), or the regulation that replaces it . Having exercised a term of office for any period and not being reelected, the members of the Audit Committee may only rejoin such body after at least 3 (three) years have elapsed from the end of the term of office . Nevertheless, the members of the Audit Committee cannot remain in their positions for more than 10 (ten) years . Paragraph 1 Officers of the Company, controlled companies, controlling shareholders, affiliates or companies under common control are not allowed to participate as members of the Audit Committee . Paragraph 2 The same member of the Audit Committee may accumulate both characteristics set forth in the main section . Paragraph 3 The members of the Audit Committee must meet the requirements set forth in article 147 of Corporation Law . Paragraph 4 The Audit Committee will be coordinated by a coordinator appointed upon the appointment of the members of the Audit Committee . Paragraph 5 The Audit Committee will have its own budget approved by the Board of Directors, destined to cover expenses with its functioning and with the hiring of Página 102 de 112 consultants for accounting, legal or other matters, when the opinion of an external or independent specialist is required . Paragraph 6 The Audit Committee should meet whenever necessary, but at least bimonthly, so that the accounting information is always appreciated before it is disclosed . Paragraph 7 The provisions of article 22 , paragraph 3 of the Novo Mercado Listing Regulation must be observed . Article 35 The Audit Committee shall have responsibility to convene upon the following matters, among others: Página 103 de 112 I issue an opinion on the engagement or dismissal of independent outside auditors or any other service; II oversee the activities of the independent auditors, to evaluate (a) their independence ; (b) the quality of the services provided ; and (c) the suitability of the services provided, pursuant to the needs of the Company ; III assess and monitor the quality and integrity of the quarterly information, interim statements, and financial statements; IV monitor and supervise the activities of the Company's internal audit and internal controls team; V supervise the activities of the team responsible for the preparation of the financial statements; VI monitor the quality and integrity of : (a) the internal control mechanisms ; and (b) the information and measurements disclosed based on adjusted accounting data, and non - accounting data, which may add not foreseen elements in the usual financial statement reporting structure ; VII assess and monitor the risk exposures of the Company, including requiring detailed information from policies and procedures related to : (a) management compensation ; (b) use of assets of the Company ; and (c) expenses incurred on behalf of the Company ; VIII appraise, monitor and recommend to the management the correction or improvement of the internal policies of the Company, including the Policy for Transactions with Related Parties ( Política de Transações com Partes Relacionadas ), in compliance with the provisions of article 31 - D, item V, of CVM Resolution No . 23 , or the regulations that may alter it ; and

IX Página 104 de 112 prepare an annual summary report to be presented jointly with the financial statements, containing a description of : (a) the meetings held, their activities, the main issues discussed, the results and conclusions reached, and the recommendations made ; and (b) any situations in which there is significant disagreement between the management of the Company, independent auditors, and the Audit Committee regarding the financial statements of the Company . Paragraph 1 The Audit Committee must have the means to receive and handle information, including confidential information, internal and external to the Company about non - compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, with provision for specific procedures to protect the provider and the confidentiality of the information . Paragraph 2 The internal regulation of the Audit Committee will contain a forecast of its functions, as well as its operational procedures . CHAPTER VII ALLOCATION OF PROFITS Article 36 The fiscal year begins on July 1 and ends on June 30 of each year . Sole Paragraph At the end of each fiscal year, the Board of Officers will cause the financial statements of the Company to be prepared, in compliance with the relevant legal provisions. Article 37 Together with the financial statements for each year, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal for the allocation of the annual net income ( lucro líquido anual ), calculated after deducting the participations referred to in article 190 of the Corporation Law and in Error! Reference source not found . of this Article, adjusted for purposes of calculating dividends, pursuant to article 202 of Corporation Law, observing the following order of deduction : a. a minimum of five percent ( 5% ) of the annual net income shall be retained as legal reserve ( reserva legal ) until it reaches the percentage of at least twenty percent ( 20% ) of the capital stock . In the fiscal year in which the balance of the legal reserve plus the amounts of the capital reserve ( reserva de capital ) exceeds thirty percent ( 30% ) of the capital stock, the allocation of a portion of the net income of the year in the legal reserve shall not be mandatory ; b. the portion necessary for the payment of a mandatory dividend shall not be lower, each year, than twenty - five percent ( 25% ) of the adjusted net income ( lucro líquido ajustado ), pursuant to article 202 of Corporation Law ; and

c. Página 105 de 112 the remaining part of the adjusted net income shall be destined to the Investment and Expansion Reserve ( Reserva para Investimento e Expansão ), based or not on a capital budget approved by the General Shareholders’ Meeting, pursuant to article 196 of Corporation Law . The amounts registered in this reserve may be used as ballast for the acquisition by the Company of shares of its own issuance, under the terms of share buyback programs approved by the Board of Directors . Paragraph 1 The balance of profit reserves, except for unrealized profit reserves and reserves for contingencies, cannot exceed the capital stock of the Company . Once this maximum limit is reached, the General Shareholders’ Meeting may decide on the application of the surplus in the payment of the capital stock, the increase of the capital stock or even on the distribution of dividends . Paragraph 2 The General Shareholders’ Meeting may assign to the members of the Board of Directors and the Board of Officers a share in the profits of the Company, after deducting the accumulated losses and the provision for income tax and social contribution, pursuant to applicable law . Article 38 By proposal of the Board of Officers, approved by the Board of Directors, ad referendum of the General Shareholders’ Meeting, the Company may pay or credit interest to the shareholders, as remuneration of the equity of the latter, in compliance with the applicable legislation . Any amounts thus disbursed may be charged to the amount of the mandatory dividend provided for in these Bylaws . Paragraph 1 If interest is credited to shareholders during the fiscal year, the shareholders will be offset against the dividends to which they are entitled and will be assured of payment of any remaining balance . Should the amount of the dividends be less than the amount credited to them, the Company may not charge the excess balance to the shareholders . Paragraph 2 The effective payment of interest on capital ( juros sobre o capital próprio ), having been credited during the fiscal year, will be made by resolution of the Board of Directors in the same or the next fiscal year, but no later than the dividend payment dates . Article 39 The Company may draw up balance sheets on a half - yearly basis or at shorter periods, and may declare upon resolution of the Board of Directors : a. intercalary dividends ( dividendos intercalares ) or interest on capital to the retained earnings account, being certain that such amounts may be deducted from the amount of the mandatory dividend (if its amount has not yet been reached), provided that the total amount of dividends and interest on capital paid in each semester of the fiscal year does not exceed the amount of the capital reserve; and Página 106 de 112 b. interim dividends or interest on capital based on the balance of the profit reserves, being certain that such amounts may be deducted from the amount of the mandatory dividend (if its amount has not yet been reached) . Article 40 The General Shareholders’ Meeting may resolve on the capitalization of the profit or capital reserve, including those established in interim balance sheets, pursuant to the applicable law . Article 41 Dividends not received or claimed shall prescribe within three (3) years from the date on which they were made available to the shareholder and shall revert to the Company . CHAPTER VIII SALE OF SHAREHOLDING CONTROL Article 42 For the purposes of this Chapter, the following capitalized terms shall have the following meanings : a. “ Acquirer of Material Shareholding ” means any individual, including, without any limitation, any legal or natural person, legal entities, investment funds, condominium, securities portfolio, universality of rights or other form of organization, resident, domiciled or headquartered in Brazil or abroad, or Group of Shareholders that acquire shares of the Company, pursuant to Article 44 of these Bylaws . b. “ Group of Shareholders ” means the group of people (i) bounded by agreements or agreements on voting rights of any nature, directly or by means of controlled companies, controlling companies or companies under common control ; (ii) between which there is a control relationship ; or (iii) under common control . c. “ Material Shareholding ” means the ownership of shares issued by the Company, in the amount equal to or greater than twenty percent (20%). Article 43 The direct or indirect sale of the control of the Company, whether by means of a single transaction or successive transactions, must be contracted under the condition that the acquirer of control undertakes to hold a PTO for the shares of all other shareholders and holders of securities convertible into shares, pursuant to the conditions and deadlines provided for in the regulations in force and in the Novo Mercado Listing Regulation, so as to ensure them equal treatment with the seller of the control .

Sole Paragraph If the acquisition of control also subjects the acquirer of control to hold the PTO required by Article 44 of these Bylaws, the acquisition price of PTO shall be the highest between the prices determined pursuant to this Article 43 and Article 44 , Paragraph 2 of these Bylaws . Error! Reference source not found . Article 44 Any Acquirer of Material Shareholding who acquirers or becomes holder of shares issued by the Company, in the amount equal to or greater than twenty percent ( 20% ) of the total shares issued by the Company shall within a maximum of sixty (60) days as from the date of such acquisition or the event that resulted in the ownership of the shares in the amount equal to or greater than twenty percent ( 20% ) of the total shares issued by the Company, hold a PTO of all shares issued by the Company, pursuant to the provisions of the applicable CVM regulations, notably CVM Resolution No . 85 , of March 31 , 2022 (“ CVM Resolution 85 ”), the regulations of B 3 and the terms of these Articles, and in the event of PTO subject to registration, the term of sixty (60) days referred to above shall be deemed to have been complied with if such registration is requested within this period . Paragraph 1 The PTO shall be (i) addressed instinctively to all shareholders of the Company ; (ii) carried out in an auction to be held at B 3 ; (iii) launched at the price determined according to the provisions of Error! Reference source not found . below ; and (iv) paid in cash, in national currency, against the acquisition in the PTO of shares issue by the Company . Paragraph 2 The acquisition price of each share issued by the Company in the PTO may not be lower than the highest value between (i) the economic value determined in an appraisal report ; (ii) one hundred and fifty - percent ( 150% ) of the issuance price of the shares in the most recent capital increase carried out through public distribution occurred in the period of twenty - four (24) months that precedes the date in which it becomes mandatory to carry out the PTO pursuant this Error! Reference source not found . , duly restated at the positive variation of the Extended Consumer Price Index – IPCA until the payment ; and (iii) one hundred and fifty - percent ( 150% ) of the weighted average of the average share price reached by the shares issued by the Company during the period of ninety (90) trading days prior to the holding of the PTO on the stock market on which there is the highest volume of trading of shares issued by the Company . Paragraph 3 The holding of a PTO mentioned on main section of this Article shall not exclude the possibility of another shareholder of the Company or, if applicable, the Company itself, formulating a competing PTO, under the terms of the applicable regulation . Paragraph 4 The Acquirer of Material Shareholding shall be obliged to comply with any demands, request or requirements made by CVM, formulated based on the Página 107 de 112 applicable legislation related to PTO, within the maximum terms prescribed in the applicable regulation . Paragraph 5 In the event the Acquirer of Material Shareholding does not comply with the obligations imposed by this Article, including the ones concerning with the deadlines regarding the holding of the PTO, the Board of Directors of the Company shall convene a General Shareholders’ Meeting, in which the Acquirer of Material Shareholding will not be allowed to vote, to resolve on the suspension of the exercise of the rights of the Acquirer of Material Shareholding, who has not complied with its obligations imposed by this Article and pursuant to article 120 of Corporation Law, without prejudice to the liability of the Acquirer of Material Shareholding for losses and damages caused to the other shareholders as a result of the noncompliance with the obligations imposed by this Article . Paragraph 6 Any Acquirer of Material Shareholding who acquires or becomes the holder of other rights, including usufruct or trust, over the shares issued by the Company in the amount equal to or greater than twenty percent ( 20% ) of the total shares issued by the Company shall also be obliged within a maximum sixty (60) days as from the date of such acquisition or the event that resulted in the ownership of such rights over the shares issued by the Company in the amount equal to or greater than twenty percent ( 20% ) of the total shares issued by the Company, hold a PTO under the terms described in this Article, and in the event of PTO subject to registration, the term of sixty (60) days referred to above shall be deemed to have been complied with if such registration is requested within this period . Paragraph 7 The obligations set forth in article 254 - A of Corporation Law and Article 41 Article 43 of these Bylaws do not exclude the compliance by the Acquirer of Material Shareholding with the obligations set forth in this Article, except as provided in Article 46 and 47 of this Bylaws . Paragraph 8 The provisions of this Article shall not apply in the event of person becoming the holder of shares issued by the Company in an amount exceeding twenty percent ( 20% ) of the total shares issued by the Company as a result of (i) legal succession, under the condition that the shareholder sells the excess shares within sixty (60) days from the material event ; (ii) corporate reorganization within the Company's economic group, including, without limitation, the assignment and/or transfer of shares issued by the Company between controlled companies and controlling companies or companies under common control ; (iii) merger of a company by the Company or the merger of the shares of another company by the Company ; or (iv) subscription of shares of the Company, carried out in a single primary issuance, approved at a General Página 108 de 112

Shareholders’ Meeting of the Company, called by the Board of Directors and whose capital increase proposal has determined the price of issuance of the shares based on the economic value obtained from an economic and financial valuation report of the Company conducted by a specialized company with proven experience in the valuation of publicly - held companies . Paragraph 9 For the purpose of calculating the percentage of twenty percent ( 20% ) of the total shares issued by the Company described in the main section of this Article, involuntary shareholding increases resulting from the cancellation of treasury shares or the reduction of the capital stock of the Company with the cancellation of shares shall not be computed . Paragraph 10 Should CVM regulation applicable to the PTO set forth in this Article determine the adoption of a calculation criteria for determining the acquisition price for the shares of the Company that results in an acquisition price higher than the one determined pursuant to Error! Reference source not found . of this Article, said acquisition price calculated pursuant to CVM regulation shall prevail in the execution of the PTO set forth in this Article . Paragraph 11 Any amendment that restricts the right of the shareholders to hold a PTO, as provided for in this Article, or the exclusion of this Article shall oblige the shareholders who voted in favor of such amendment or exclusion in the resolution at the General Shareholders’ Meeting to hold the referred PTO provided for in this Article . Article 45 The costs of preparing the required appraisal report shall be borne in full by those responsible for holding the PTO for the acquisition of the shares, as the case may be . Article 46 A single PTO may be carried out aiming more than one of the purposes set forth in this Chapter, in the Novo Mercado Listing Regulation or in the regulation issued by CVM, as long as it is possible to make the procedures of all PTO modalities compatible, there is no prejudice to the addressees of the offer, and the authorization of CVM is obtained when required by the applicable legislation . Article 47 The Company or the shareholders responsible for conducting the PTO set forth in this Chapter, in the Novo Mercado Listing Regulation or in the regulation issued by CVM may ensure its execution through any shareholder, third - party and, as the case may be, by the Company itself . The Company or the shareholder, as the case may be, shall not be released from the obligation to carry out the PTO until it is concluded in compliance with the applicable rules . Article 48 In the event of the filing of any PTO referred to in this Chapter, all shares eventually resulting from the exercise of subscription warrants issued by the Company shall be Página 109 de 112 included as an object, pursuant to article 15 of CVM Resolution 85 , and the Company shall ensure to the holders of the referred subscription warrants the right to subscribe and receive the shares object of subscription warrants within ten (10) business days after the communication to this effect . CHAPTER IX DESLISTING FROM THE NOVO MERCADO Article 49 The delisting of the Company from Novo Mercado may occur, pursuant to Article 50 and Article 51 below, due to : I. decision by the controlling shareholder or the Company ; II. failure to discharge the obligations of the Novo Mercado Listing Regulation; and Página 110 de 112 III cancellation of the Company’s CVM registration as a public company or of its CVM category conversion, in which case the provisions of the aplicable laws must be observed. Article 50 Voluntary delisting from Novo Mercado only will be granted by B 3 if it is preceded by a PTO that follows the procedures required by CVM Resolution 85 for cancellation of registration as a public company and by the Novo Mercado Listing Regulation . Sole Paragraph Voluntary delisting from Novo Mercado may occur regardless of whether the PTO is held if a waiver is approved by a General Shareholders’ Meeting, pursuant to the terms and conditions of Article 13 above . Article 51 Application of the sanction of compulsory delisting from Novo Mercado depends on the holding of a PTO with the same characteristics as the PTO arising from voluntary delisting from Novo Mercado, pursuant to Article 50 above . Sole Paragraph If the percentage of one third ( 1 / 3 ) of the Free Float for delisting from Novo Mercado is not reached after the PTO is held, trading in the shares of the Company on the segment may continue for six (6) months after the PTO without prejudice to the application of a monetary penalty . CHAPTER X CORPORATE RESTRUCTURING Article 52 In the event of a corporate reorganization involving transfer of the shareholder base of the Company, the resulting companies must apply for listing on Novo Mercado within one hundred and twenty (120) days of the date of the General Shareholders’ Meeting that approves the reorganization . Sole Paragraph If the reorganization involves resulting companies that do not intend to apply for listing on Novo Mercado, this structure must be approved by a majority of the shareholders of the Company holding Free Float shares and present at the General Shareholders’ Meeting . CHAPTER XI ARBITRAL TRIBUNAL Article 53 The Company, its shareholders, managers, members of the Fiscal Council, effective and/or alternates, if any, undertake to seek arbitration by the Market Arbitration Chamber of Novo Mercado, and to abide by its rules in order to resolve any dispute that may arise relating to their status as issuer, shareholder, management and Fiscal Council members, especially in light of the provisions of Law No . 6 . 385 , of December 7 , 1976 , as amended, Corporation Law, these Bylaws, the rules issued by the National Monetary Council (CMN), the Central Bank of Brazil (BCB) and by the CVM, as well as other rules applicable to the securities market in general, the rules applicable to the Novo Mercado Listing Regulation and other regulation established by B 3 and the Novo Mercado participation agreement . CHAPTER XII COMPANY’S LIQUIDATION Article 54 The Company will go into liquidation in the cases determined by law, and the General Shareholders’ Meeting will be responsible for electing the liquidator or liquidators, as well as the Fiscal Council that must operate during this period, in compliance with the legal formalities . CHAPTER XIII GENERAL AND TRANSITORY PROVISIONS Article 55 Silent cases and unforeseen events not covered by these Bylaws shall be resolved by the General Shareholders’ Meeting and regulated in accordance with the provisions of the Corporation Law and the Novo Mercado Listing Regulation . Article 56 The Company is strictly prohibited from granting financing or guarantees of any kind to third parties, in any way, for activities other than the corporate interests . Article 57 The provisions of Article 44 of these Bylaws do not apply to the Founding Shareholders and their successors, applying exclusively to those investors who acquire shares and Página 111 de 112 become a shareholder of the Company after the effective date of the adhesion and listing of the Company on the Novo Mercado. Paragraph 1 For purpose of clarity, the rights set forth in the main section of this Article shall not be transferred in any case to third parties who acquire shares issued by the Company that are currently held by the Founding Shareholders or their successors . Paragraph 2 For purpose of this Article, “ Founding Shareholders ” means the shareholders of the Company who held Material Shareholding, by the date of publication of the announcement of the commencement of the public distribution of shares, object of the registration request filed at CVM on October 26 , 2005 , under number RJ/ 2005 – 07556 (Commencement Announcement) . Página 112 de 112 *. * .*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2025	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

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